Exhibit 99.1

One Team
56 years of uninterrupted profitability
over $1.5 billion in revenue
Global Expertise
Local Strength

Stantec

STN
TSX · NYSE

Stantec Inc.
2010 Third Quarter Report
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010, and 2009

Contents

i	REPORT TO SHAREHOLDERS
MANAGEMENT’S DISCUSSION AND ANALYSIS
M–1	Caution Regarding Forward-Looking Statements
M–4	Core Business and Strategy
M–4	Results
M–19	Summary of Quarterly Results
M–21	Liquidity and Capital Resources
M–24	Other
M–25	Outlook
M–26	Critical Accounting Estimates, Developments, and Measures
M–30	Controls and Procedures
M–30	Risk Factors
M–30	Subsequent Events

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
F–1	Consolidated Balance Sheets
F–2	Consolidated Statements of Income
F–3	Consolidated Statements of Shareholders’ Equity and Comprehensive Income
F–4	Consolidated Statements of Cash Flows
F–5	Notes to the Unaudited Interim Consolidated Financial Statements

IBC	SHAREHOLDER INFORMATION

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

Third Quarter 2010

I am pleased to report strong operating results for our Company for the third quarter of 2010. On a sequential basis, gross revenue increased 4.2% to $386.7 million in the third quarter of 2010 from $371.1 million in the second quarter of 2010, net revenue increased 3.5% to $314.5 million from $303.8 million, and reported diluted earnings per share increased 42.9% to $0.70 from $0.49. Excluding the impact of a $5.9 million after-tax gain on the sale of equity investments in the quarter, net income increased 15.4% to $26.2 million from $22.7 million, and diluted earnings per share increased 16.3% to $0.57 from $0.49. With the completion of six acquisitions during the quarter, revenue from acquisitions increased to $19.4 million from $6.8 million.

Our results for Q3 10 were also solid when compared to our performance in Q3 09. Gross revenue increased 0.7% to $386.7 million in Q3 10 from $384.2 million in Q3 09, and net revenue increased 2.5% to $314.5 million from $306.7 million. Reported diluted earnings per share were $0.70 compared to a loss of $0.22. Without the gain on the equity investments sale, as well as the impact of a $35.0 million non-cash goodwill impairment charge in Q3 09, net income increased 4.8% to $26.2 million from $25.0 million, and diluted earnings per share increased 3.6% to $0.57 from $0.55. Compared to Q3 09, revenue from internal growth increased in our Buildings, Transportation, and Urban Land practice areas and decreased in our Environment and Industrial practice areas.

Our acquisition activity during the quarter began in July with the addition of IEA Holdings, Inc., in Portland, Maine; WilsonMiller, Inc., in Naples, Florida; and Natural Resources Consulting, Inc., in Cottage Grove, Wisconsin. The acquisition of these firms enhanced our service offerings in the environment, power, transportation, and urban land sectors. In August, we acquired Communication Arts, Inc., a 20-person design firm headquartered in Boulder, Colorado, which gave us a new service area in project visioning and branding. In September, we added 200-person Anshen & Allen Architecture, Inc., an international firm with offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England, which significantly expanded our healthcare design practice. We also acquired ECO:LOGIC Engineering, a 100-person firm based in Rocklin, California, that specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities. Finally, in October, following the quarter-end, we added Street Smarts, a 60-person firm based in Duluth, Georgia, which bolstered our transportation practice. In total, the completion of these acquisitions added approximately 760 staff to the Company’s operations.

Project activity during the quarter showcased our ability to attract repeat business with existing clients, as well as new contracts with new clients, as a result of the high quality of our work. In the Transportation area, we secured an assignment to colead, with Jacobs Engineering, an eight-firm team that will design a 3.2-mile (5-kilometre) extension of the METRO Light Rail system through downtown Mesa, Arizona, along with station platforms, power substations, and a park and ride facility, for long-time client Valley Metro Rail. This is the third section of Valley Metro’s light rail system that we have been involved in designing. In Ontario, Canada, work began on five major rapid transit projects—encompassing light rail rapid transit, bus rapid transit, and commuter rail—in the Greater Toronto Area for Metrolinx. In addition to rail transit engineering, we are providing program support services for these transit projects. In Vancouver, British Columbia, we were contracted to lead the engineering team on the design of the province’s four-lane, 34-kilometre (21-mile), 80-kilometre (50-mile)-per-hour South Fraser Perimeter Road, including interchanges, intersections, and side roads. Together, multiple service areas within our Company will provide project management services and roadway, drainage, environmental, street lighting, utility relocation, retaining wall, minor structures, and landscaping design. We will also be responsible for managing a group of subconsultants in completing the bridge designs and geotechnical engineering for this public-private partnership project. In South Carolina,

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our specialty skills in traffic simulation modeling and toll revenue forecasting led to our being selected to conduct a corridor feasibility study along Interstate 526 for the South Carolina Department of Transportation, a new client for us. Because this is a planning project, it has the potential to lead to design work for developing the Interstate 526 corridor for the transportation department.

In the Industrial area, we continued to secure major assignments in the mining sector. For example, we were chosen to design the Fresh Air Raise No. 1 Surface Facility, as well as the heater house buildings, at the Diavik Diamond Mines site in the Lac de Gras area north of Yellowknife, North West Territories. This is the second phase of the development of two fresh air intakes/heaters for the underground diamond mine and includes the installation of two new 450-horsepower fans and heaters. In Snow Lake, Manitoba, we are completing the detailed engineering of the production shaft plant for the new Lalor zinc-gold mine for HudBay Minerals Inc. Our responsibilities include designing the hoist house, head frame complex, electrical distribution, ventilation space, and shaft for the facility, as well as providing procurement support. In the oil and gas sector, we were contracted to prepare the detailed design for a heavy crude storage expansion at Enbridge’s terminal site near Edmonton, Alberta. This large, two-phase project will involve the addition of four new storage tanks; the installation of three new booster pumps; additions and modifications of associated piping, electrical, and instrumentation systems; and upgrades to fire protection systems.

In the Environment area, work began on the Marcellus Lateral project, which involves the design and construction of a 240-mile (390-kilometre) liquid natural gas pipeline extending from West Virginia to Ohio. Our project scope includes environmental permitting, community outreach, threatened endangered species evaluation, wetlands delineation/mitigation, cultural resources evaluation, surveying, and engineering evaluation. We were also chosen to carry out a comprehensive field program and study to identify sources of inflow/infiltration, and prepare design plans and specifications for sewerage and drainage system improvements, for the Boston Water and Sewer Commission in Boston, Massachusetts. Using an innovative “migration” approach, we will work with the commission to remove inflow/infiltration from a 3,000-acre (1,200-hectare) tributary area that includes 800,000 linear feet (244,000 linear metres) of sewers, 750,000 linear feet (230,000 linear metres) of storm drains, 5,000 sewer manholes, 4,600 drain manholes, and 6,000 catch basins. This assignment is an example of our growing involvement in environmental engineering for wet weather control projects. In addition, we were awarded a five-year national contract to provide environmental and sustainable buildings consulting services at Canada Post facilities in all regions across Canada. This is the latest of many contracts we have obtained with Canada Post Corporation over the last 20 years, following the recent contract award to provide project management and other services for its nationwide Postal Transformation Program.

New activity in the Buildings area included healthcare design projects across Canada and the United States. For example, in Vancouver, British Columbia, we were selected to serve as the prime architect for Phase 1 (comprising 9,300 square metres [100,000 square feet]) of the University of British Columbia (UBC) Centre for Brain Health (CBH) connected to UBC Hospital. A unique “translational research” facility, the CBH will involve clinicians, patients, and researchers in an ongoing research-healing process, speeding up the translation of science from the laboratory to patient care. Similarly, we secured a contract with Rady Children’s Hospital, a continuing client in San Diego, California, to complete the architecture, interior design, and laboratory planning for a new combined children’s ambulatory and research center. When complete, the 160,000-square-foot (15,000-square-metre) center will be another example of the trend to directly connect research to clinical services. In addition, in the commercial buildings sector, we were awarded an assignment with the Royal Bank of Canada to perform building condition assessments at 414 bank-owned branches throughout Canada. One of the project’s challenges will be to standardize the assessments across multiple geographic regions through a large assessment team.

In the Urban Land area, preliminary work continued on Vanier Woods/Lancaster East, a new 130-hectare (320-acre) residential development in Red Deer, Alberta. Among our many duties, which include planning,

ii

engineering, landscape architecture, geomatics, and construction management, is stormwater runoff design for two proposed constructed wetlands within the development. Non-residential projects awarded during the quarter included an assignment to complete topographic and boundary surveys for three railroad substations—Jamaica, Hillside, and Kew Gardens—in the Borough of Queens, New York, for the Metropolitan Transportation Authority/Long Island Railroad. And in San Jose, California, we were given the job of designing tenant improvements for a seven-story consolidated rental car facility at San Jose International Airport for five rental car companies representing 10 brands: Avis, Budget, Dollar, Thrifty, Enterprise, Alamo, National, Fox, Hertz, and Advantage. The shared building houses customer service, car wash and maintenance, quick-turnaround fueling, and parking areas.

Overall, the third quarter of 2010 was active and productive for our Company. We achieved strong operating results as well as strategic growth objectives, which moved us closer to realizing our vision to become and remain a top 10 global design firm. As always, we are grateful to our employees for their contributions to our achievements.

Bob Gomes, P.Eng.
President & CEO
November 4, 2010

iii

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 4, 2010

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended September 30, 2010, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2010, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2009 Financial Review, and the Report to Shareholders contained in our 2010 Third Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2009. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section, our annual and long-term targets and expectations for our practice areas in the Results (under the Gross and Net Revenue subheading) and Outlook sections, and the impact International Financial Reporting Standards (IFRS) will have on our future financial results in the Critical Accounting Estimates, Developments, and Measures section, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2010 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Gross and Net Revenue, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. We provide forward-looking information in our analysis of the impact IFRS is expected to have on our future financial results to assist our shareholders in understanding how our reported financial position and results of operations are expected to be affected by our changeover to IFRS. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of our 2009 Financial Review.

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

•	We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

•	We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	Uncertainties associated with an acquisition may cause a loss of employees.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

•	We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•
Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2010 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2010 are listed in the Outlook section of our 2009 Financial Review. The following information updates and, therefore, supersedes those assumptions, as well as the assumptions contained in our Management’s Discussion and Analysis for the second quarter of 2010 under the Assumptions subheading.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would remain stable. On September 30, 2010, the Canadian dollar closed at US$0.97, representing a 2.1% increase since December 31, 2009. The average interest rate on our revolving credit facility was 2.73%, representing a 20.2% decrease since December 31, 2009. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2010 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at September 30, 2010, was 33.5% compared to 39.0% for the year ended December 31, 2009, as further explained on page M-18.

In our 2009 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to increase to 164,900 units in 2010. The CMHC has since revised its forecast to 184,900 units in 2010.

In our 2009 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 560,000 units in 2010. This forecast has since been revised to 479,000 units in 2010.

During the third quarter of 2010, the Bank of Canada raised the overnight target rate to 1.00% from the 0.25% rate published in our 2009 Financial Review.

During the third quarter of 2010, the U.S. Congressional Budget Office, in its Budget and Economic Outlook, revised its forecasted gross domestic product (GDP) growth from an increase in real GDP of 2.1% to an increase of 3.0% in 2010.

In addition, during the third quarter of 2010, the Conference Board of Canada revised its forecasted GDP growth from an increase in real GDP of 2.7% to an increase of 3.0% in 2010.

Outlooks for each of our practice areas for the remainder of 2010 can be found in the Results section of this Management’s Discussion and Analysis. The outlooks for all practice areas except Urban Land and Buildings have changed from those included in our 2009 Financial Review. The outlook for our Buildings practice area is a modest increase in revenue compared to its annual revenue for 2009, the outlooks for our Transportation and Urban Land practice areas are stable, and the outlooks for our Environment and Industrial practice areas are a modest decline in revenue. In establishing the outlook for the remainder of the year for our Buildings practice area, we assume that our success in the Canadian healthcare market will strengthen our ability to attract opportunities in the United States. We have developed the outlook for our Environment practice area based on the slower than expected economic recovery in the United States and the strengthening of the Canadian dollar in 2010 compared to 2009. At the same time, we assume that our expanded capabilities and critical mass in numerous regions and sectors will enable us to attract larger and longer-term environmental projects. We also expect that increased regulatory pressure and enforcement will generate environmental market opportunities. In outlining the outlook for our Industrial practice area, we assume that oil, gas, and commodity prices, which fluctuated at the beginning of 2010 and have since stabilized, will remain stable or continue to increase in the remainder of the year. In establishing the outlook for our Transportation practice area, we assume that the short-term extension of transportation funding legislation in the United States will help maintain activity levels in 2010, but decreased tax revenues and federal and state deficits will impact future US transportation funding. Finally, in outlining the outlook for our Urban Land practice area, we assume that housing starts will increase from 2009 levels as forecast by the CMHC and NAHB, respectively.

In establishing the impact IFRS will have on our financial results, we applied existing IFRS with a mandatory effective date of December 31, 2011, with the exception of 1) IAS 31 “Interest in Joint Ventures,” in which case we applied the

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Exposure Draft 9 “Joint Ventures” and 2) IAS 10 “Employee Benefits,” in which case we applied the Exposure Draft “Amendments to IAS 37 Provisions, Contingent Liabilities, and Contingent Assets and IAS 19 Employee Benefits.”

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 4, 2010, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2010, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America and the Caribbean, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our goal, from 2010 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect will result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in Q3 10 from those described on pages M-4 to M-10 of our 2009 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q3 10

Our operating results were strong for the third quarter of 2010. On a sequential basis, gross revenue increased 4.2% to $386.7 million from $371.1 million in the second quarter of 2010. With the completion of six acquisitions in the quarter, revenue from acquisitions increased to $19.4 million in Q3 10 from $6.8 million in Q2 10. Compared to Q3 09, despite the slow economic recovery in North America, our gross revenue increased 0.7% to $386.7 million from $384.2 million. Revenue from internal growth increased in our Buildings, Transportation, and Urban Land practice areas and decreased in our Environment and Industrial practice areas as more fully discussed on pages M-12 to M-14.

On a sequential basis, excluding the impact of a $5.9 million after-tax gain on the sale of equity investments in the quarter, net income increased 15.4% to $26.2 million from $22.7 million in Q2 10, and diluted earnings per share increased 16.3% to $0.57 from $0.49.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Our earnings results for Q3 10 were also solid when compared to our performance in Q3 09. Excluding the gain on the sale of equity investments and the impact of a $35.0 million non-cash goodwill impairment charge in Q3 09, net income increased 4.8% to $26.2 million from $25.0 million in Q3 09, and diluted earnings per share increased 3.6% to $0.57 from $0.55.

The following table summarizes key financial data for Q3 10 and Q3 09 and for the first three quarters of 2010 and 2009:

	Quarter ended September 30				Three quarters ended September 30
(In millions of Canadian dollars, except per share amounts)	2010	2009	Change $	Change %	2010	2009	Change $	Change %

Gross revenue	386.7	384.2	2.5	0.7%	1,129.4	1,177.1	(47.7)	(4.1%)
Net revenue	314.5	306.7	7.8	2.5%	915.1	968.1	(53.0)	(5.5%)
Net income	32.1	(10.0)	42.1	n/m	68.5	33.0	35.5	107.6%
Earnings per share – basic	0.70	(0.22)	0.92	n/m	1.50	0.73	0.77	105.4%
Earnings per share – diluted	0.70	(0.22)	0.92	n/m	1.49	0.72	0.77	106.9%
EBITDA (note 1)	56.5	48.2	8.3	17.2%	141.0	138.4	2.6	1.9%
Cash flows from (used in) operating activities	43.7	62.9	(19.2)	n/m	58.8	36.2	22.6	n/m
Cash flows used in investing activities	(40.8)	(7.2)	(33.6)	n/m	(56.7)	(84.8)	28.1	n/m
Cash flows from (used in) financing activities	4.3	(53.9)	58.2	n/m	20.8	(39.3)	60.1	n/m

n/m = not meaningful
note 1: EBITDA is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

Our gross revenue increased $2.5 million to $386.7 million in Q3 10 from $384.2 million in Q3 09, and our net income increased to income of $32.1 million from a loss of $10.0 million. Our basic and diluted earnings per share increased to $0.70 from ($0.22). Our Q3 10 results compared to our Q3 09 results were affected by the following:

•	Our administrative and marketing expenses as a percentage of net revenue decreased to 40.8% from 41.3% mainly due to achieving increased efficiencies and improved cost management.

•	During the quarter, we sold our 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V., resulting in a $7.2 million gain on sale ($5.9 million on an after-tax basis).

•	During the third quarter, we conduct our annual goodwill impairment review. The Q3 10 review concluded that there was no impairment of goodwill.

The following highlights other key activities and initiatives in the third quarter ended September 30, 2010:

•
During the quarter, we reached an agreement to increase the limit of our existing revolving credit facility from $300 million to $350 million and extended the maturity date to August 2013. This agreement also allows us access to an additional $75 million under the same terms and conditions on approval from our lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes.

•
On July 2, 2010, we acquired the shares and business of IEA Holdings, Inc. (IEA), which added approximately 55 staff to our Company. The acquisition of IEA, headquartered in Portland, Maine, enhanced our expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start-up services for the energy market.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

•
On July 23, 2010, we acquired the shares and business of WilsonMiller, Inc., which added approximately 265 staff to our Company. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller, Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private clients.

•
On July 30, 2010, we acquired the net assets and business of Natural Resources Consulting, Inc. (NRC), which added approximately 60 staff to our Company. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthened our Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

•
On August 6, 2010, we acquired the net assets and business of Communication Arts, Inc. (CommArts), which added approximately 20 staff to our Company. The acquisition of this firm, headquartered in Boulder, Colorado, enhanced our Architecture practice. CommArts is a design firm that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics.

•
On September 10, 2010, we acquired the shares and business of Anshen & Allen Architecture, Inc. (Anshen + Allen), which added approximately 200 staff to our Company. Anshen + Allen is an international architecture firm that specializes in the design of healthcare, academic, and research facilities through offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England.

•
On September 15, 2010, we acquired the shares and business of ECO:LOGIC Engineering (ECO:LOGIC), which added approximately 100 staff to our Company. The acquisition of ECO:LOGIC, headquartered in Rocklin, California, enhanced the services offered in our Environment practice area. ECO:LOGIC specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in northern California and Nevada.

•
Subsequent to the quarter-end, on October 8, 2010, we acquired the net assets and business of Street Smarts, Inc. and Data Smarts, LLC, which added approximately 60 staff to our Company. These firms, based in Duluth, Georgia, provide services to both the public and private sectors in transportation planning, traffic engineering, roadway design, surveying and geomatics, subsurface utility engineering, and land development.

Results compared to 2010 targets
In our 2009 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2010. The following is an indication of our progress toward these targets:
Measure	2010 Expected Range	Actual Q3 10 YTD Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	55.8% ✓
Administrative and marketing expenses as % of net revenue	Between 41.0 and 43.0%	41.3% ✓
Net income as % of net revenue	At or above 6%	7.5% ✓
Effective income tax rate	Between 32.5 and 34.5%	33.5% ✓
Return on equity (note 1)	At or above 14%	16.2% ✓
Net debt to equity ratio (note 2)	At or below 0.5 to 1	0.43 ✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.
note 2: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt and bank indebtedness less cash, all divided by shareholders’ equity.
✓ Met our target

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Year to date, we are meeting all our targets for 2010, and we expect to meet our targets for the end of the fiscal year.

Balance Sheet
Our total assets increased by $145.8 million from December 31, 2009. This increase was principally due to a $22.4 million increase in cash and cash equivalents, a $58.5 million increase in accounts receivable and in costs and estimated earnings in excess of billings, a $3.5 million increase in prepaid expenses, a $3.4 million increase in other assets, a $51.7 million increase in goodwill, and an $8.5 million increase in intangible assets primarily as a result of growth from acquisitions. As well, income taxes recoverable increased by $5.1 million mainly due to the timing of 2010 tax installments. These increases were partially offset by a $10.5 million decrease in future income taxes. Future income tax assets decreased partly due to the use of US tax loss carryforwards in Q1 10. We utilized these tax loss carryforwards to reduce the cash tax payable resulting from the reorganization of our corporate tax structure as further explained in the Income Taxes section below.

Our total liabilities increased by $85.7 million from December 31, 2009, because of a $58.2 million increase in our revolving credit facility to finance operations and acquisitions, a $4.2 million increase in bank indebtedness, and a $1.5 million increase in future income tax liabilities. Our accounts payable and accrued liabilities also increased by $23.9 million due primarily to higher payroll costs from an increase in staff numbers, accounts payable and accrued liabilities assumed from acquired companies, and the timing of the payment of sales taxes. These increases were partially offset by a $6.1 million decrease in billings in excess of costs and estimated earnings.

The above increases in assets and liabilities were partially offset by a reduction in the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets due to the strengthening of the Canadian dollar from US$0.95 at December 31, 2009, to US$0.97 at September 30, 2010.

Our shareholders’ equity increased by $60.2 million from December 31, 2009. This increase was mainly due to $68.5 million in net income earned year to date in 2010, a $1.5 million unrealized gain on the fair value of our cash flow hedge (interest rate swap), a $1.1 million unrealized gain on financial assets, $1.9 million in share options exercised for cash, and a $1.8 million increase in stock-based compensation expense. These increases were offset by a $4.9 million repurchase of shares under our normal course issuer bid and a $10.1 million decrease in other comprehensive income attributable to currency translation adjustments. These currency translation adjustments represent unrealized foreign exchange gains and losses that occur when translating the operations of our self-sustaining US subsidiaries into Canadian dollars.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results for the third quarter of 2010 and for the first three quarters of 2010 compared to the same periods in 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

	Quarter ended September 30				Three quarters ended September 30
	Percentage Increase				Percentage Increase
	% of Net Revenue		(Decrease) *		% of Net Revenue		(Decrease) *
	2010	2009	2010 vs. 2009		2010	2009	2010 vs. 2009

Gross revenue	122.9%	125.2%		0.7%	123.4%	121.6%	(4.1%)
Net revenue	100.0%	100.0%		2.5%	100.0%	100.0%	(5.5%)
Direct payroll costs	43.8%	43.5%		3.3%	44.2%	43.9%	(4.8%)
Gross margin	56.2%	56.5%		2.0%	55.8%	56.1%	(6.0%)
Administrative and marketing expenses	40.8%	41.3%		1.2%	41.3%	42.0%	(6.8%)
Depreciation of property and equipment	2.0%	2.0%	3.2	% **	1.9%	1.9%	(5.4%)
Amortization of intangible assets	1.4%	1.3%	18.9	% **	1.4%	1.5%	(12.8%)
Impairment of goodwill and intangible assets	0.0%	11.4%		(100.0%)	0.2%	3.6%	(94.9%)
Net interest expense	0.7%	0.9%		(17.9%)	0.7%	0.9%	(31.5%)
Share of income from associated companies	(0.2%)	(0.6%)		(61.1%)	(0.2%)	(0.3%)	(26.9%)
Gain on sale of equity investments	(2.3%)	0.0%		100.0%	(0.8%)	0.0%	100.0%
Foreign exchange losses	0.0%	0.0%	n/m		0.1%	0.2%	(50.0%)
Other income	0.0%	0.0%	n/m		(0.1%)	0.0%	n/m
Income before income taxes	13.8%	0.2%	n/m		11.3%	6.3%	67.5%
Income taxes	3.6%	3.4%		7.6%	3.8%	2.9%	21.1%
Net income (loss) for the period	10.2%	(3.2%)	n/m		7.5%	3.4%	107.6%
* % increase calculated based on the dollar change from the comparable period
** Depreciation for certain software was reclassified from depreciation of property and equipment to amortization of intangibles due to the adoption of CICA Handbook Section 3064.
n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the third quarter of 2010 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended September 30, 2010.

Gross and Net Revenue
The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the beginning of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as internal growth.

All our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.96 in Q3 10 compared to US$0.91 in Q3 09, representing a 5.5% increase. This strengthening of the Canadian dollar had a negative effect on the revenue we reported in Q3 10 compared to Q3 09 and on a year-to-date basis.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the first three quarters of 2010 compared to the same periods in 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

		Three quarters
	Quarter ended	ended
Gross Revenue	September 30	September 30
(In millions of Canadian dollars)	2010 vs. 2009	2010 vs. 2009

Increase (decrease) due to:
Acquisition growth	19.4	32.0
Internal growth	(8.8)	(22.8)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(8.1)	(56.9)

Total net increase (decrease) in gross revenue	2.5	(47.7)

		Three quarters
	Quarter ended	ended
Net Revenue	September 30	September 30
(In millions of Canadian dollars)	2010 vs. 2009	2010 vs. 2009

Increase (decrease) due to:
Acquisition growth	14.6	25.3
Internal growth	(0.6)	(32.3)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(6.2)	(46.0)

Total net increase (decrease) in net revenue	7.8	(53.0)

The net increase in gross revenue was $2.5 million for Q3 10 over Q3 09 due to a $19.4 million increase in acquisition growth, offset by an $8.1 million impact of foreign exchange and an $8.8 million decline in internal growth. The increase in acquisition gross and net revenue in Q3 10 compared to the same quarter last year was due to the revenue earned in Q3 10 attributed to the Granary Associates, Inc. acquisition completed in Q4 09, the PCGI acquisition completed in Q1 10, the TetrES acquisition completed in Q2 10, and the IEA, WilsonMiller, Inc., NRC, CommArts, Anshen + Allen, and ECO:LOGIC acquisitions completed in Q3 10. The decline in internal growth in Q3 10 compared to Q3 09 was experienced in our Environment and Industrial practice areas.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Gross revenue earned in Canada during Q3 10 declined to $226.6 million compared to $227.6 million in Q3 09. Gross revenue generated in the United States during Q3 10 increased to $153.4 million compared to $151.0 million in the same period last year. Revenue in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2009 and 2010, offset by the negative impact due to the overall economic slowdown.

The following table summarizes the growth or decline in gross revenue by practice area for the third quarter of 2010 and for the first three quarters of 2010 compared to the same periods in 2009:

Practice Area Gross Revenue
	Quarter ended September 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2010 vs.
	2010	Revenue	2009	Revenue	2009
	(millions of C$)		(millions of C$)

Buildings	77.0	19.9%	71.4	18.6%	7.8%
Environment	158.2	40.9%	173.9	45.2%	(9.0%	)
Industrial	53.0	13.7%	52.3	13.6%	1.3%
Transportation	51.9	13.4%	45.2	11.8%	14.8%
Urban Land	46.6	12.1%	41.4	10.8%	12.6%

Total Consulting Services	386.7	100.0%	384.2	100.0%	0.7%

	Three quarters ended September 30
		% of		% of
		Consulting		Consulting	%
		Services		Services	Change
		Gross		Gross	2010 vs.
	2010	Revenue	2009	Revenue	2009
	(millions of C$)		(millions of C$)

Buildings	245.7	21.7%	227.9	19.3%	7.8%
Environment	451.7	40.0%	497.8	42.3%	(9.3%	)
Industrial	163.8	14.6%	176.1	15.0%	(7.0%	)
Transportation	141.3	12.5%	141.2	12.0%	0.1%
Urban Land	126.9	11.2%	134.1	11.4%	(5.4%	)

Total Consulting Services	1,129.4	100.0%	1,177.1	100.0%	(4.1%	)
Note: Year-to-date and comparative figures have been restated due to a realignment of our Bio/Pharmaceuticals practice from the Industrial to the Buildings practice area.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

Change in Practice Area Gross Revenue

	Quarter ended September 30, 2010 vs. 2009
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	5.6	5.4	1.0	(0.8)
Environment	(15.7)	3.2	(14.8)	(4.1)
Industrial	0.7	6.5	(5.1)	(0.7)
Transportation	6.7	1.3	6.9	(1.5)
Urban Land	5.2	3.0	3.2	(1.0)

Total	2.5	19.4	(8.8)	(8.1)

	Three quarters ended September 30, 2010 vs. 2009
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	17.8	16.8	7.4	(6.4)
Environment	(46.1)	3.6	(22.7)	(27.0)
Industrial	(12.3)	7.3	(14.5)	(5.1)
Transportation	0.1	1.3	9.1	(10.3)
Urban Land	(7.2)	3.0	(2.1)	(8.1)

Total	(47.7)	32.0	(22.8)	(56.9)
Note: Year-to-date and comparative figures have been restated due to a realignment of our Bio/Pharmaceuticals practice from the Industrial to the Buildings practice area.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

The following lists the acquisitions completed in 2009 and 2010 that impacted specific practice areas year to date:

•	Buildings: Granary Associates, Inc. (October 2009); Communication Arts, Inc. (August 2010); and Ashen & Allen Architecture, Inc. (September 2010)
•	Environment: TetrES Consultants Inc. (April 2010); WilsonMiller, Inc. (July 2010); Natural Resources Consulting, Inc. (July 2010); and ECO:LOGIC Engineering (September 2010)
•	Industrial: Project Control Group Inc. (March 2010) and IEA Holdings, Inc. (July 2010)
•	Transportation: WilsonMiller, Inc. (July 2010)
•	Urban Land: WilsonMiller, Inc. (July 2010)

Buildings. Gross revenue for the Buildings practice area increased by 7.8% in Q3 10 compared to Q3 09 and by 7.8% year to date in 2010 compared to 2009. Of the $17.8 million increase year to date, $16.8 million was due to acquisitions, and $7.4 million was due to internal growth, offset by a $6.4 million foreign exchange impact. During the quarter, despite some softening of the British Columbia market and the slow recovery of the US economy, we continued to secure projects in our principal focus areas of healthcare and educational facility planning and design. For example, we were awarded a project to provide architecture, interior design, and laboratory planning for a new combined ambulatory and research center at Rady Children’s Hospital in San Diego, California. The acquisition of Anshen + Allen further strengthened our expertise in the design of healthcare, academic, and research buildings and was instrumental in securing a project to serve as the prime architect for Phase 1 of the University of British Columbia Centre for Brain Health in Vancouver, British Columbia. During the quarter, the Buildings practice area continued to actively pursue and secure opportunities in the public-private partnership (P3) market. We also continued to secure projects with Canadian banks. For example, we obtained a project with the Royal Bank of Canada to perform building condition assessments at 414 bank-owned branches located across Canada.

We believe that the outlook for our Buildings practice area is to end the year with a modest revenue increase compared to its annual revenue for 2009. We will continue to focus on our key areas of competency and to use our success in the Canadian healthcare market to strengthen our position in the United States. We are also implementing strategic initiatives to position ourselves to take advantage of the recovering commercial and retail markets. The acquisition of Anshen + Allen in the quarter will allow us to further strengthen and leverage our expertise in the healthcare and education sectors in the United States. We also expect the signing into law of the U.S. Patient Protection and Affordable Health Care Act, the major healthcare reform bill, to be a long-term driver for health infrastructure given the increased demand for services resulting from millions more people in the United States having access to insurance.

Environment. Gross revenue for the Environment practice area decreased by 9.0% in Q3 10 compared to Q3 09 and by 9.3% year to date in 2010 compared to 2009. Of the $46.1 million decrease year to date, $27.0 million was due to the impact of foreign exchange, and $22.7 million was due to a decline in internal growth, offset by $3.6 million due to acquisitions. The decline in internal growth year to date in 2010 over 2009 was mainly due to a time lag between the completion of several large projects and the commencement of replacement projects in 2010 compared to the very strong first three quarters the practice area experienced in 2009. Although we saw the start-up of some replacement projects in the quarter, it was slower and more cautious than anticipated. On a sequential basis, revenue trended upward by $14.5 million from Q2 10 to Q3 10. This increase was assisted by the start-up of replacement projects and the addition of NRC, ECO:LOGIC, and WilsonMiller, Inc. during the quarter, which expanded our geographic footprint and strengthened our service offerings. As our geographic footprint and competitive profile increase, we become more able to pursue and win larger, multiyear, and higher-profile projects. For example, we were awarded a five-year national contract to provide environmental and sustainable buildings consulting services at Canada Post facilities in all regions across Canada. The award of this project is a testament to our successful relationship with Canada Post Corporation and the level and depth of services we offer. During the quarter, the practice area continued to raise its profile and secure larger projects in the water and wastewater markets. For example, we recently secured a three-year contract to provide environmental engineering services for

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

the Dorchester Interceptor Inflow Relief Project in Boston, Massachusetts. We also continued to pursue and win regulatory and permitting projects in support of energy sector clients, increasingly in the unconventional gas (shale gas) area. For example, we obtained a contract to provide regulatory support services for the Marcellus Lateral Project, which involves the design and construction of a 240-mile (390-kilometre) natural gas liquids pipeline from West Virginia to Ohio. Our project scope includes environmental permitting, community outreach, threatened endangered species evaluation, wetlands delineation/mitigation, cultural resources evaluation, surveying, and engineering evaluation.

We believe that the outlook for our Environment practice area is to end the year with a modest revenue decline compared to its annual revenue for 2009 due to continuing market weakness and a stronger Canadian dollar during 2010 compared to 2009. The practice area’s expanded footprint over the past several years places it in a top 10 category among world environmental service providers, and we expect that our size, presence, and reputation in the environmental market will continue to increase our share of larger, long-term projects with national and international scope. We expect that increased regulatory pressure and enforcement, driven in part by government responses to the Macondo oil spill in the Gulf of Mexico and other incidents, will generate environmental market opportunities. As well, our clients are increasingly faced with aging infrastructure requiring more integrity assurance and environmental compliance services, which we are well-positioned to provide.

Industrial. Gross revenue for the Industrial practice area increased by 1.3% in Q3 10 compared to Q3 09 and decreased by 7.0% year to date in 2010 compared to 2009. Of the $12.3 million decrease year to date, $14.5 million was due to a decrease in internal growth, and $5.1 million was due to the impact of foreign exchange, offset by $7.3 million due to acquisitions. The decline in internal growth was mainly due to the general economic slowdown in 2009, resulting in lower backlog. In addition, this practice area experienced strong first two quarters in 2009 compared to the last two quarters. In response to these market conditions, the practice area reduced staff levels throughout 2009, leading to organic retraction. In 2010, the practice area saw an increase in staff numbers, partly due to increased activity in the mining and resource sectors. An increase in mining activity has been a main driver for the growth in this practice area this year. For example, we were selected to design the Fresh Air Raise No. 1 Surface Facility at the Diavik Diamonds Mine site near Lac De Gras, Northwest Territories. We also secured a project to complete the detailed engineering of the production shaft plant for the HudBay Minerals Inc. Lalor zinc-gold mine near Snow Lake, Manitoba. Commodity pricing for minerals and oil and gas continued to remain stable during the quarter, which is expected to lead to additional proposal activity in the industry. For example, we were chosen to prepare the detailed design for a heavy crude storage expansion at Enbridge’s terminal site near Edmonton, Alberta. The addition of IEA further expanded our opportunities in the energy sector. The practice area also continued to strengthen its reputation in the renewable energy market. In addition, we continued to provide program and project management services for major projects in collaboration with other practice areas.

We believe that the outlook for our Industrial practice area is to end the year with a modest revenue decline compared to its annual revenue for 2009. With the stabilization of commodity prices, we expect continued activity in the mining and resource sectors. We also believe that we are well-positioned to take advantage of opportunities that may arise from the economic recovery due to our geographic diversity and recognized expertise in the industrial marketplace.

Transportation. Gross revenue for the Transportation practice area increased by 14.8% in Q3 10 compared to Q3 09 and by 0.1% year to date in 2010 compared to 2009. This practice area increased its revenue from internal growth by $9.1 million and from acquisition growth by $1.3 million year to date in 2010 compared to 2009, but this increase was offset by a $10.3 million foreign exchange impact. On a sequential basis, revenue has been trending upward, with a $5.2 million increase from Q2 10 to Q3 10. This quarterly increase was assisted by our continued success in obtaining significant P3 projects. For example, we were contracted to lead the engineering team on the design of British Columbia’s 34-kilometre (21-mile) South Fraser Perimeter Road, including interchanges, intersections, and side roads. Several of our service areas will be working on this P3 project. Based on our

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

transportation expertise and strong client relationships, we also secured significant projects with repeat clients during the quarter. For example, we were awarded a project to co-lead an eight-firm team that will design a 3.2-mile (5-kilometre) extension of the METRO Light Rail system through downtown Mesa, Arizona, for Valley Metro Rail, a client we have worked with since it first developed its light rail system. We were also chosen by Metrolinx (formerly the Greater Toronto Transportation Authority) to provide engineering and program support services for the implementation of five rapid transit projects in the city of Toronto and York Region in Ontario. The practice area also continued to work on a number of projects with long-term clients such as the New York State Department of Transportation and the South Jersey Transportation Authority. In addition, during the quarter, we secured a significant project with a new client—the South Carolina Department of Transportation. This project entails traffic simulation modeling and toll revenue forecasting for a corridor feasibility study along Interstate 526 in Charleston, South Carolina.

We believe that the outlook for our Transportation practice area is to end the year with stable revenue compared to its annual revenue for 2009. Excluding the impact of the stronger Canadian dollar during 2010 compared to 2009, we believe that this practice area will see a modest increase in revenue compared to its annual revenue for 2009. Overall, we expect most of our Transportation groups to experience consistent levels of activity for the remainder of 2010. The short-term extension of federal transportation funding legislation in the United States will help maintain activity levels in 2010; however, decreased tax revenues, federal and state deficits, and the lack of long-term US transportation funding legislation may cause delays in many planned transportation projects moving forward.

Urban Land. Gross revenue for the Urban Land practice area increased by 12.6% in Q3 10 compared to Q3 09 and declined by 5.4% year to date in 2010 compared to 2009. Of the $7.2 million decrease year to date, $8.1 million was due to the impact of foreign exchange, and $2.1 million was due to a decline in revenue from internal growth, offset by $3.0 million due to acquisition growth. This practice area experienced significant retraction in revenue throughout 2009. In 2010, we see this trend reversing with continued revenue growth on a sequential basis. Revenue for the third quarter of 2010 increased $4.6 million over that for the second quarter. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 68% of our urban land business. The remainder of our urban land work is spread throughout a number of locations in the United States and Canada. The addition of WilsonMiller, Inc. during the quarter provided a stronger local presence in Florida. The practice area continued to work on projects in the Canadian residential market. For example, during Q3 10, preliminary work continued on a new 130-hectare (320-acre) residential development in Red Deer, Alberta, for which we are providing planning, engineering, landscape architecture, geomatics, and construction management services. In the United States, we continued to pursue non-residential work to supplement our residential project backlog. For example, we were awarded a project to design tenant improvements for five rental car companies at the San Jose International Airport Consolidated Rental Car Facility in San Jose, California. We also secured a project to perform topographic and boundary surveys of three railroad substations in the Borough of Queens, New York.

Although the anticipated recovery of the residential sector in the United States has been slower than forecast, we believe that the outlook for our Urban Land practice area is to end the year with stable revenue compared to its annual revenue for 2009. In 2010, we expect to remain well-positioned for a slow recovery in the housing market while we continue to diversify our client base and to build and leverage our reputation with the public sector.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2009 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 56.2% in Q3 10 compared to 56.5% in Q3 09. The year-to-date gross margin was 55.8% for 2010 compared to 56.1% for 2009. In the third quarter of 2010 compared to Q3 09, our gross margin percentages slightly increased in all practice areas except for Buildings and Industrial. Our year-to-date gross margin for 2010 was within the target range of 54.5 to 56.5% set out in our 2009 Financial Review. Our year-to-date gross margin percentages decreased

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

in our Buildings and Industrial practice areas and increased in our Environment, Transportation, and Urban Land practice areas. The overall decrease in our year-to-date gross margin was mainly due to the mix of projects, the impact of competitive pressures, and the pursuit of P3 opportunities during the year.

The following table summarizes our gross margin percentages by practice area for Q3 10 and Q3 09 and on a year-to-date basis for 2010 and 2009.

Practice Area Gross Margin
	Quarter ended		Three quarters ended
	September 30		September 30
	2010	2009	2010	2009

Buildings	54.9%	56.2%	56.1%	56.9%
Environment	58.8%	58.8%	57.7%	57.6%
Industrial	50.4%	52.3%	50.7%	52.6%
Transportation	55.0%	52.8%	54.1%	53.5%
Urban Land	58.4%	57.3%	57.9%	57.1%
Note: Year-to-date and comparative figures have been restated due to a realignment of our Bio/Pharmaceuticals practice from the Industrial to the Buildings practice area.

The change in gross margin percentages in Q3 10 compared to Q3 09 was due to the following:

•
In general, fluctuations in the margins reported depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•
In the Buildings practice area, the decrease in gross margin was a reflection of increased competition, the continued softening of the British Columbia market, and increased activity relating to the pursuit of P3 opportunities. During the pursuit phase, we perform work for a reduced fee, which we make up if we are successful in securing the project.

•	In the Industrial practice area, the decrease in gross margin was due to the mix of projects, and competitive pressures.

Administrative and Marketing Expenses
Our administrative and marketing expenses as a percentage of net revenue were 40.8% for Q3 10 compared to 41.3% for Q3 09. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 41.3% for 2010 compared to 42.0% for 2009, falling at the low end of our expected range of 41.0 to 43.0%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. Our administrative and marketing expenses as a percentage of net revenue were lower in Q3 10 compared to Q3 09 despite the integration activities resulting from the six acquisitions completed in Q3 10, demonstrating our focus on managing our costs and operating efficiently.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Goodwill and Intangible Assets

Goodwill
We conduct an annual goodwill impairment test on July 1 of each fiscal year. In addition to this annual test, we regularly evaluate whether events and circumstances have occurred between annual tests that may indicate a possible impairment of goodwill. Our goodwill is allocated to our reporting units. In 2009 and 2010, these reporting units were defined as Canada West, Canada East, US West, and US East. We determine our reporting units based on the way we organize the Company for making operating decisions and assessing performance. We do not monitor or allocate goodwill to practice areas.

Goodwill impairment testing is a two-step process. In the first step, we compare the fair value of our reporting units to their carrying value. We estimate the fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. For our 2010 impairment test, we discounted our reporting units’ cash flows using discount rates ranging from 9.7% to 11.5% (2009 – 10.5% to 12.0%). If the carrying value of the reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test must be performed.

In step two of the testing process, we compare the estimated fair value of the goodwill of our reporting units to their respective carrying value. We calculate the estimated fair value of the goodwill in the same manner as if the reporting unit were being acquired in a business combination, considering factors including the cash flows and fair values of the net tangible and intangible assets. If the estimated fair value of the goodwill is less than its carrying value, an impairment charge is recorded for the difference. The impairment charge is recorded as a reduction in the carrying value of the goodwill on the consolidated balance sheet and recognized as a non-cash impairment charge in income.

The methodology we use in testing for impairment of goodwill includes significant judgments and estimates, such as assumptions about revenue growth rates, expected operating income, appropriate discount rates, and the fair values of the net assets of our reporting units. We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated.

During the third quarter of 2010, based on the results of our annual impairment test, we concluded that the fair value of our four reporting units exceeded their carrying value and, therefore, goodwill was not impaired. The fair value of three of the reporting units exceeded their carrying value by a substantial amount, whereas the fair value of the US West reporting unit exceeded its carrying value by approximately 9.0%. As at July 1, 2010, the carrying value of the US West goodwill was $154.4 million, or 32.5%, of the consolidated goodwill balance.

As discussed in note 3 of our Q3 10 interim consolidated financial statements, step two of our 2009 impairment test determined that our US West reporting unit’s goodwill was impaired. The impairment was due to fluctuations in the market and uncertainties arising from overall economic conditions in 2009 primarily relating to our Urban Land practice area, which comprised approximately 19% of the reporting unit’s 2009 gross revenue year to date compared to approximately 60% for the same period in 2006 when economic conditions were favorable for the practice. The $35.0 million impairment charge was allocated to our US West reporting unit and reflected as a non-cash charge to income.

Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

in the 4 to 12 quarters following an acquisition. Backlog is a non-GAAP measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting, Estimates, Developments, and Measures section of our 2009 Financial Review. As at September 30, 2010, $4.6 million of the $72.7 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for Q3 10 and Q3 09 and on a year-to-date basis for 2010 and 2009.

Intangibles
	Quarter ended			Three quarters ended
	September 30			September 30
(In thousands of Canadian dollars)	2010	2009		2010	2009

Amortization of client relationships	1,313	1,245		3,646	3,844
Amortization of backlog	1,544	1,510		4,005	6,875
Software	1,363	677	*	4,183	2,275	*
Other	239	306		484	1,170

Total amortization of intangible assets	4,459	3,738		12,318	14,164
* Depreciation for certain software was reclassified from depreciation o f property and equipment to amortization o f intangibles due to the adoption o f CICA Handbook Section 3064.

During the third quarter of 2010, we also completed our annual impairment test of intangible assets to determine if the carrying amount of these assets was fully recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows. If the carrying value of the intangible asset exceeds the recoverable amount, the fair value of the intangible asset is determined. An impairment loss is recorded based on the amount that the carrying value of an intangible asset exceeds its fair value. As part of the impairment test, we update future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of assets. Based on the results of this review, we concluded that there was no impairment to intangible assets.

In accordance with our accounting policies, we review our intangible assets at each reporting date to determine whether there is an indication of impairment. If an indication of impairment exists, the intangible asset is tested for recoverability as described above. During the second quarter of 2010, as a result of this review, we recorded a $1.8 million non-cash impairment charge to income related to certain client relationships and a lease advantage. The impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in our New York, New York, office. The remaining carrying value of these specific client relationships, following this impairment charge, was $947,000. The carrying value of the favorable lease was reduced to zero.

Our amortization of intangible assets increased by $0.7 million in Q3 10 compared to Q3 09 mainly due to the amortization of Microsoft software purchased in Q1 10. Our amortization of intangibles decreased by $1.8 million year to date in 2010 compared to the same period last year because the RHL Design Group, Inc., SII Holdings, Inc. (Secor), Vollmer Associates LLP, and Fuller, Mossbarger, Scott & May Engineers backlog balances were fully amortized during 2009 and, therefore, were not carried into 2010. Based on the unamortized intangible asset balance remaining at the end of Q3 10, we expect our amortization expense for intangible assets for the full year 2010 to be in the range of $16.5 to $17.0 million by year-end. The actual expense may be impacted by any new acquisitions completed after Q3 10.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Net Interest Expense
The $0.5 million decrease in our net interest expense in Q3 10 compared to Q3 09 was mainly due to the decrease in interest rates, offset by having higher long-term debt throughout the quarter compared to Q3 09. During 2008, we entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of our credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. This swap agreement ended September 3, 2010, resulting in a decrease in our average interest rate to 2.73% at September 30, 2010, compared to an average rate of 3.00% at September 30, 2009, taking into effect the interest rate swap. The $2.9 million decrease in our net interest expense year to date compared to the same period in 2009 resulted from having less long-term debt throughout the first two quarters of 2010, offset by having higher interest rates over the same period. At September 30, 2010, $192.8 million was outstanding on our credit facility versus $168.3 million outstanding at September 30, 2009. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. At September 30, 2010, $91.3 million of the bank loan was payable in US funds (US$88.8 million), and $101.5 million was payable in Canadian funds.

Based on our credit facility balance at September 30, 2010, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $173,000 for the quarter and $522,000 year to date and decrease our basic earnings per share by less than $0.01 for the quarter and by approximately $0.01 year to date. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Losses (Gains)
During the first three quarters of 2010, we recorded a $1.0 million foreign exchange loss compared to a $2.0 million loss during the same period in 2009. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred year to date was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at September 30, 2010, we had no foreign currency forward contracts.

During the first three quarters of 2010, we recorded a $10.1 million loss in our currency translation adjustments in other comprehensive income compared to a $45.9 million loss during the same period in 2009. These unrealized losses arose when translating the operations of our US-based subsidiaries. The loss during the first three quarters of 2010 was due to the strengthening of the Canadian dollar from US$0.95 at December 31, 2009, to US$0.97 at September 30, 2010.

We estimate that, due to a slight net exposure at September 30, 2010, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have an immaterial impact on our net income for the quarter and year to date.

Income Taxes
Our effective income tax rate for the first three quarters of 2010 was 33.5% compared to 39.0% for the year ended December 31, 2009. The 33.5% rate is within the expected target range of 32.5% to 34.5% set out in our 2009 Financial Review. The 2009 effective income tax rate was impacted by a $35.0 million non-deductible charge to income for the goodwill impairment recorded in the year. Without the impact of this charge, our effective income tax

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

rate for 2009 would have been 28.2%. The increase in our effective income tax rate from 28.2% in 2009 to 33.5% in the first three quarters of 2010 was due to a reorganization of our corporate tax structure in January 2010. This reorganization resulted in a gain for tax purposes; however, this gain did not affect cash income taxes payable, since it was offset by previously recognized US income tax losses. The reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Partially offsetting this increase in our effective income tax rate was the impact of the $7.2 million capital gain on the sale of our 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. in the quarter. Excluding the impact of the reorganization and the gain on the sale of equity investments, our effective tax rate for the first three quarters of 2010 would have been 28.2%. We believe that we will remain within the expected target range of 32.5% to 34.5% set out in our 2009 Financial Review to the end of 2010. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as our estimated earnings in each of these jurisdictions.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009

Gross revenue	386.7	371.1	371.6	342.8
Net revenue	314.5	303.8	296.8	274.8
Net income (loss)	32.1	22.7	13.7	22.9
EPS – basic	0.70	0.50	0.30	0.50
EPS – diluted	0.70	0.49	0.30	0.50

	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008

Gross revenue	384.2	388.1	404.8	369.3
Net revenue	306.7	318.1	343.3	297.0
Net income	(10.0)	22.3	20.7	20.0
EPS – basic	(0.22)	0.49	0.45	0.44
EPS – diluted	(0.22)	0.49	0.45	0.44
Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

(In millions of Canadian dollars)	Q3 10 vs. Q3 09	Q2 10 vs. Q2 09	Q1 10 vs. Q1 09	Q4 09 vs. Q4 08

Increase (decrease) in gross revenue due to:
Acquisition growth	19.4	6.8	5.8	50.6
Internal growth	(8.8)	(5.4)	(8.6)	(54.5)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(8.1)	(18.4)	(30.4)	(22.6)

Total net increase (decrease) in gross revenue	2.5	(17.0)	(33.2)	(26.5)

During Q2 10, our gross revenue decreased by $17.0 million, or 4.4%, to $371.1 million compared to $388.1 million in the same period in 2009. Approximately $5.4 million of this decrease resulted from a decline in revenue from internal growth and an $18.4 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q2 10—partially offset by a $6.8 million increase in revenue from acquisitions completed in 2009 and 2010. Net income for Q2 10 increased by $0.4 million, or 1.8%, from the same period in 2009, and diluted earnings per share remained stable from Q2 09 to Q2 10 at $0.49. Our Q2 10 results were negatively impacted by the decline in gross revenue partially due to foreign exchange fluctuation and a slower than anticipated economic recovery in the United States. Net income in Q2 10 was also positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 41.3% in Q2 09 to 41.1% in Q2 10. This decrease was primarily due to operating more efficiently, carrying out fewer integration activities, and having fewer one-time costs associated with severances and the downsizing of certain operations in Q2 10 compared to Q2 09. In addition, our interest expense decreased by $0.7 million as a result of having less long-term debt throughout Q2 10 compared to Q2 09.

During Q1 10, our gross revenue decreased by $33.2 million, or 8.2%, to $371.6 million compared to $404.8 million in the same period in 2009. Approximately $8.6 million of this decrease resulted from a decline in revenue from internal growth and a $30.4 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q1 10—partially offset by a $5.8 million increase in revenue from acquisitions completed in 2009 and 2010. Net income for Q1 10 decreased by $7.0 million, or 33.8%, from the same period in 2009, and diluted earnings per share for Q1 10 decreased by $0.15, or 33.3%, compared to Q1 09. During Q1 10, we reorganized our corporate tax structure, which increased our income tax expense by $6.2 million, resulting in a negative impact on our net income and earnings per share. Without this one-time impact, our net income for Q1 10 would have been $19.9 million, and our diluted earnings per share would have been $0.43. Our Q1 10 results were also negatively impacted by a decrease in gross margin from 56.4% in Q1 09 to 55.5% in Q1 10 mainly due to competitive pressures to reduce project fees; larger, multiyear contracts; and the nature of projects in progress during the quarter. Our Q1 10 results were positively impacted by a decrease in administrative and marketing expenses as a percentage of net revenue from 43.1% to 42.2% and a decrease in interest expense of $1.7 million.

During Q4 09, our gross revenue decreased by $26.5 million, or 7.2%, to $342.8 million compared to $369.3 million for the same period in 2008. Approximately $54.5 million of this decrease resulted from a decline in revenue from internal growth and a $22.6 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q4 09—partially offset by a $50.6 million increase in revenue from acquisitions completed in 2009. Net income during Q4 09 increased by $2.9 million, or 14.5%, from the same period in 2008, and diluted earnings per share for Q4 09 increased by $0.06, or 13.6%, compared to Q4 08. Our Q4 09 results were negatively impacted by the decline in gross revenue but positively impacted by an increase in gross margin as a percentage of net revenue. Our gross margin increased to 56.7% in Q4 09 compared to 55.7% in Q4 08 mainly due to an increase in gross margin in our Environment practice area as a result of the mix of projects in progress during the quarter. With the growth of our Environment practice area over the year, we were able to secure larger projects, which, due to their nature,

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

presented greater opportunities to produce higher margins. Net income in Q4 09 was also positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 43.0% in Q4 08 to 41.1% in Q4 09. This decrease was primarily due to a decrease in provisions for claims for our self-insured liability and our continued focus on operating efficiently and managing costs during difficult economic times.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at September 30, 2010, compared to December 31, 2009:

(In millions of Canadian dollars, except ratios)	Sep 30, 2010	Dec 31, 2009	Change

Current assets	495.1	409.3	85.8
Current liabilities	(323.5)	(283.8)	(39.7)
Working capital (note 1)	171.6	125.5	46.1
Current ratio (note 1)	1.53	1.44	n/a

note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2009 Financial Review.

Our cash flows from (used in) operating, investing, and financing activities for the third quarter and year to date for 2010 and 2009, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended September 30			Three quarters ended September 30
(In millions of Canadian dollars)	2010	2009	Change	2010	2009	Change

Cash flows from operating activities	43.7	62.9	(19.2)	58.8	36.2	22.6
Cash flows used in investing activities	(40.8)	(7.2)	(33.6)	(56.7)	(84.8)	28.1
Cash flows from (used in) financing activities	4.3	(53.9)	58.2	20.8	(39.3)	60.1

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2009 Financial Review, reduces the impact of changing market conditions on our operating cash flows. We regularly monitor our short-term backlog and are able to manage our staff levels to the work available. We do not anticipate any immediate need to access additional capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the management guideline established in our 2009 Financial Review of maintaining a net debt to equity ratio at or below 0.5 to 1. The net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. At September 30, 2010, our net debt to equity ratio was 0.43 to 1.0.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities through the overall quality and mix of our investment portfolio.

Working Capital
Our working capital (current assets less current liabilities) at the end of Q3 10 was $171.6 million compared to $125.5 million at December 31, 2009. Year to date, current assets increased by $85.8 million, and current liabilities increased by $39.7 million. The $85.8 million increase in current assets from December 31, 2009, was mainly due to a $22.4 million increase in cash and cash equivalents, a $58.5 million increase in accounts receivable and in costs and estimated earnings in excess of billings, and a $3.5 million increase in prepaid expenses mainly resulting from growth from acquisitions. Our investment in accounts receivable and costs and estimated earnings in excess of billings increased to 91 days at September 30, 2010, compared to 81 days at December 31, 2009. Income taxes recoverable increased by $5.1 million mainly due to the timing of 2010 tax installments. These increases were partially offset by a $2.5 million decrease in future income tax assets and a $1.2 million decrease in the current portion of other assets.

The $39.7 million increase in current liabilities at September 30, 2010, compared to December 31, 2009, resulted primarily from a $23.9 million increase in accounts payable and accrued liabilities due mainly to higher payroll costs from an increase in staff numbers, accounts payable and accrued liabilities assumed from acquired companies, and the timing of the payment of sales taxes. Our bank indebtedness increased by $4.2 million, our current future income tax liabilities increased by $4.3 million, and the current portion of our long-term debt increased by $14.7 million because of additional software capital leases entered into in 2010 and additional notes payable for acquisitions becoming due in the year. These increases were partially offset by a $6.1 million decrease in our billings in excess of costs and estimated earnings.

Cash Flows From Operating Activities
Our cash flows from operating activities were $43.7 million in Q3 10 compared to $62.9 million in Q3 09. On a year-to-date basis, our cash flows from operating activities generated $58.8 million in 2010 compared to $36.2 million generated from operating activities in 2009. Our cash flows from operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired accounts payable and accrued liabilities, including employee annual bonuses. On a year-to-date basis, the $22.6 million increase in cash flows from operating activities was a result of the following:

•	Our cash paid to suppliers was higher in 2009 because of the higher than normal trade payables and accrued liabilities assumed on the Jacques Whitford acquisition.

•	Our cash paid to employees was higher in 2009 due primarily to the payment of acquired bonuses and severances.

•	Our income taxes paid, net of income taxes recovered, decreased in 2010 due to lower income tax installments.

The above was offset by a decrease in our receipts from clients due to the retraction of our business in 2009, especially in the second half of the year, which carried over into 2010. As well, our investment in costs and estimated earnings in excess of billings and accounts receivable increased to 91 days in Q3 10 compared to 86 days in Q3 09.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Cash Flows Used in Investing Activities
Our cash flows used in investing activities were $40.8 million in Q3 10 compared to $7.2 million in Q3 09 and $56.7 million year to date in 2010 compared to $84.8 million for the same period in 2009. Year to date, we used $38.5 million for the acquisition of PCGI, TetrES, IEA, WilsonMiller, Inc., NRC, CommArts, Anshen + Allen, and ECO:LOGIC and the purchase of the remaining 20% of I.R. Wilson Consulting Ltd., compared to using $67.7 million for the acquisition of Jacques Whitford in the same period last year. Our year-to-date use of cash flows for investing activities was partially offset by $10.0 million in proceeds received from the sale of our 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $9.8 million in Q3 10 compared to $2.3 million in Q3 09. One factor contributing to the higher spending on property and equipment in Q3 10 was the number of improvements made to various offices. Our Q3 10 purchases were within our expected range for 2010 to support ongoing operational activity and growth. In 2010, we plan to continue to invest in enhancements to our information technology infrastructure and enterprise systems to optimize and streamline our business processes and prepare for continued growth. During Q3 10, we financed our property and equipment and software purchases through cash flows from operations.

Cash Flows From (Used in) Financing Activities
Our cash flows from financing activities were $4.3 million in Q3 10 compared to cash flows used in financing activities of $53.9 million in Q3 09, and our cash flows from financing activities were $20.8 million year to date in 2010 compared to cash flows used in financing activities of $39.3 million for the same period in 2009.

During Q3 10, we repaid $85.0 million of our revolving credit facility and notes payable due from acquisitions compared to repaying $54.9 million in Q3 09. Year to date, we repaid $136.6 million of our revolving credit facility, acquired debt from acquisitions, and notes payable due from acquisitions and used $160.8 million of the facility, in part to pay employee bonuses, accounts payable, income taxes, and notes payable and to fund the repurchase of shares under our normal course issuer bid and the six acquisitions completed to date. In comparison, in the first three quarters of 2009, we repaid $108.7 million of our revolving credit facility and acquired debt from acquisitions and used $68.8 million of the facility to pay employee bonuses, accounts payable, income taxes, and notes payable due from acquisitions. As at September 30, 2010, $147.0 million was available in the revolving credit facility for future activities.

During the quarter, we reached an agreement to increase the limit of our existing revolving credit facility from $300 million to $350 million and extended the maturity date to August 2013. This agreement also allows us access to an additional $75 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. We are subject to financial and operating covenants related to our credit facility. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of the debt obligation. In particular, at each quarter-end, we must satisfy the following specified ratios: 1) the EBITDAR to debt service ratio must not be less than 1.25 to 1.0 at any time and 2) the consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 at any time, except in the case of a material acquisition, when the consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates,

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Developments, and Measures section in our 2009 Financial Review. We were in compliance with all these covenants as at and throughout the period ended September 30, 2010.

Shareholders’ Equity
Share options exercised during the first three quarters of 2010 generated $1.9 million in cash compared to $1.7 million in cash generated during the same period in 2009. Our shareholders’ equity was reduced by $4.9 million in 2010 because of the repurchase of 198,300 shares year to date through our normal course issuer bid compared to the repurchase of no shares in the same period in 2009.

OTHER

Outstanding Share Data
As at September 30, 2010, there were 45,666,920 common shares and 1,586,397 share options outstanding. During the period of October 1, 2010, to November 4, 2010, no shares were repurchased under our normal course issuer bid, 13,000 share options were exercised, no share options were forfeited, and 3,332 share options were cancelled. As at November 4, 2010, there were 45,679,920 common shares and 1,570,065 share options outstanding.

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as at September 30, 2010, on a discounted basis:

	Payment Due by Period
Contractual Obligations as at
September 30, 2010		Less than			After 5
(In millions of Canadian dollars)	Total	1 year	1–3 years	4–5 years	years

Long-term debt	284.9	45.2	238.8	0.7	0.2
Interest on debt	18.4	7.5	10.9	-	-
Operating lease commitments	442.1	71.0	122.3	96.8	152.1
Capital lease commitments	10.3	5.0	5.3	-	-
Purchase and service obligations	19.5	7.8	11.4	0.3	-
Other liabilities	5.2	1.0	0.8	0.8	2.6

Total contractual obligations	780.4	137.5	389.5	98.6	154.9

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From (Used in) Financing Activities section and notes 5 and 10 in our unaudited consolidated financial statements for the quarter ended September 30, 2010. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit plan and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Off-Balance Sheet Arrangements
As of September 30, 2010, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $6.1 million that expire at various dates before October 2011. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at September 30, 2010, we had a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2010, $12.1 million in bonds (US$11.8 million) was issued under this surety facility. During Q2 09, we issued a guarantee, up to a maximum of US$60 million, to secure project work with the US federal government. If the guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. We have not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to this guarantee.

Financial Instruments and Market Risk
The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2009 Financial Review and incorporated by reference herein.

Related-Party Transactions
There were no related-party transactions during the first three quarters of 2010.

OUTLOOK

We believe that our outlook for the rest of 2010 is to end the year with stable revenue compared to our annual revenue for 2009. The outlook for our Buildings practice area is to end the year with a modest increase in revenue compared to its annual revenue from 2009, the outlooks for our Transportation and Urban Land practice areas are to end the year with stable revenue, and the outlooks for our Environment and Industrial practice areas are to end the year with a modest decline in revenue. We operate in a highly diverse infrastructure and facilities market in North America consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the third quarter of 2010, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis and those described in the Outlook section of the Management’s Discussion and Analysis included in our 2009 Financial Review with the exception of a change in our Environment and Industrial outlooks from a modest growth to a modest decline in revenue and a change in our overall outlook for 2010 from stable or modest growth to stable revenue compared to our revenue for 2009. These revisions are mainly due to the economic recovery in the United States being slower than expected and to the Canadian dollar strengthening during 2010 compared to 2009.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2009 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian generally accepted accounting principles (GAAP) requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. For the three quarters ended September 30, 2010, there has been no significant change in our critical accounting estimates, except for those described in the Intangible Asset section above, from those described in our 2009 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein.

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the Canadian Institute of Chartered Accountants (CICA) Handbook and do not have any standardized meaning prescribed by GAAP, namely, working capital, current ratio, net debt to equity ratio, gross revenue, net revenue, gross margin, return on equity ratio, EBITDA, EBITDAR, EBITDAR to debt service ratio, and backlog. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first three quarters ended September 30, 2010, there has been no significant change in our description of these non-GAAP accounting measures from that included in our 2009 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2009 Financial Review for additional information.

Recent accounting pronouncements
International Financial Reporting Standards. The CICA will transition Canadian GAAP for public entities to IFRS for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. As a result, we will prepare our consolidated financial statements in accordance with IFRS for our 2011 fiscal year beginning January 1, 2011, and include comparative figures for our 2010 fiscal year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

a) Project Management and Status
We started our IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review. We completed the preliminary planning and scoping, detailed assessment, and solution development phases. For a summary of the key activities, milestones, and deliverables for these phases, refer to our 2009 Financial Review. We are now working on the implementation phase, which we expect to complete by the fourth quarter of 2010. The fifth and final phase, postimplementation review, will commence in the first quarter of 2011. To date, we are on target with the timeline established in our detailed work plan. We expect to file our first quarter financial statements under IFRS within the required time frame.

In the implementation phase, we are making changes to certain processes to enable the recording of transactions under IFRS. We provided, for review, a draft of our January 1, 2010, opening financial position in accordance with IFRS to our external auditors and Audit Committee. The following outlines our preliminary assessment of the impact of adopting IFRS on our January 1, 2010, transition date. We are now in the process of finalizing IFRS-compliant information for Q1 10 and Q2 10 for comparative reporting purposes in the first and second quarters of 2011. In Q4 10, we will continue to compile IFRS-compliant information for comparative reporting purposes in 2011 and finalize our assessment of the impact IFRS will have on our business activities as described below. We completed our IFRS training for key financial staff impacted by IFRS, and we continue to provide training and information to our Audit Committee and board of directors. We also continue to deliver our communication plan, informing key internal and external stakeholders about the anticipated effects of the IFRS transition, and to provide status updates to the Audit Committee.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

While completing the above phases, we assessed the impact IFRS will have on our Internal Controls over Financial Reporting (ICFR), Disclosure Controls and Procedures (DC&P), Information Technology (IT) systems, and business activities as follows:

•
ICFR and DC&P. We expect minimal changes to our ICFR and DC&P. We are in the process of reviewing our internal controls regarding the IFRS changeover plan for the accumulation of 2010 comparative figures under IFRS and the changeover process in 2011. On completing our review of accounting policies, we will make a final assessment to determine changes required for ICFR.

•	IT systems. We expect minimal changes to our IT systems.

•
Business activities. During the implementation phase, we will finalize our assessment of the impact that IFRS will have on our compensation plans, debt covenants, and key performance indicators. Minimal changes are required to align our budgeting and forecasting processes and presentation for IFRS requirements.

b) Accounting Policies and Statement Presentation
Set out below are the key areas where changes in accounting policies are expected that may impact our audited consolidated financial statements. This list, and these comments, should not be regarded as a complete account of changes that will result from the IFRS transition. It is intended to highlight those areas we believe to be the most significant; however, changes to other areas have been identified. The differences described below are those existing based on Canadian GAAP and IFRS today. We continue to monitor standard developments issued by the International Accounting Standards Board and regulatory developments issued by the Canadian Securities Administrators that may affect the timing, nature, or disclosure of our adoption of IFRS. In particular, we expect that there may be additional new or revised IFRSs relating to consolidation, financial instruments, employee benefits, joint ventures, and financial statement presentation that may impact our consolidated opening statement of financial position. Consequently, the following is a preliminary analysis of the impacts of conversion on our consolidated opening statement of financial position. Circumstances may arise, such as changes in IFRS standards or in interpretations of IFRS standards, which could alter this information.

•	Presentation of Financial Statements (IAS 1)
Under International Accounting Standard (IAS) 1, a complete set of financial statements should include a statement of financial position, a statement of comprehensive income, a statement of changes in equity, and a statement of cash flows, accounting policies, and explanatory notes. IAS 1 prescribes various formats and requirements for statement presentation and disclosure. We expect the adoption of IAS 1 to result in several changes to the format of our financial statements, in expanded note disclosure, and in different classification and presentation of line items in our consolidated statements of financial position and consolidated statements of income. For example, we expect to change our current consolidated statements of shareholders’ equity and comprehensive income by moving all other comprehensive income items to new consolidated statements of comprehensive income. We also expect to reclassify certain statement of financial position line items into new categories, such as “investment property,” “provisions,” “financial assets,” and “financial liabilities.” We provided our Audit Committee with a draft set of financial statements, and we are in the process of preparing full IFRS note disclosures for its review. Our financial statement presentation will evolve as we quantify the impacts of implementing the various standards.

•	Business Combinations (IFRS 3R)
Under IFRS 3R, postacquisition restructuring costs, such as lease exits, and acquisition-related costs, such as advisory, legal, accounting, valuation, and other professional or consulting fees, are expensed as incurred. Under Canadian GAAP, if certain criteria are met, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill. In addition, under IFRS 3R, an acquirer recognizes contingent consideration as part of the consideration transferred and measures it at the acquisition-date fair value. The

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

remeasurement of the liability each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, contingent consideration is recorded in goodwill when the contingency is resolved. Therefore, our transition to IFRS will impact our goodwill and net income. As part of the IFRS transition, we fair valued, using an income approach, contingent consideration outstanding at January 1, 2010, from past business combinations. As a result, we estimate that our financial liabilities will increase and our retained earnings will decrease by $5.9 million.

•	Impairment of Assets (IAS 36)
Under IAS 36, the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value. In addition, unlike Canadian GAAP, IAS 36 requires, under certain circumstances, the reversal of impairment losses other than goodwill impairments.

Canadian GAAP also uses a two-step impairment testing approach for goodwill, whereas IFRS takes a one-step approach. Under IFRS, if the carrying amount of the cash generating unit (CGU) or group of CGUs exceeds the recoverable amount, an impairment loss is recognized. A CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the fair value less cost to sell and the value in use.

We have substantially completed our assessment of the impact of the above changes on our opening consolidated statement of financial position and estimate that on transition our intangible assets will decrease by $3.8 million and our retained earnings will decrease by $2.4 million (net of tax) due to an impairment relating to certain client relationships and favorable lease agreements.

•	Sublease revenue recognition (IAS 37)
Under IAS 37, an inflow of resources is recognized in the statement of financial position when it is virtually certain. Under Canadian GAAP, we establish lease exit liabilities when we cease to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by an estimate of future sublease revenue. Upon the adoption of IAS 37, we will derecognize an estimated $2.6 million in future sublease revenue at January 1, 2010, since this revenue was not virtually certain at that date. As a result, we estimate that our opening IFRS consolidated statement of financial position provision for lease exit liabilities will increase by $2.6 million and that retained earnings will decrease by $1.7 million (net of tax).

•	Interests in Joint Ventures (IAS 31)
Under IAS 31, an entity may account for interests in joint ventures using either the equity method or the proportionate consolidation method. Canadian GAAP requires the use of the proportionate consolidation method to account for joint ventures. The IASB is in the process of amending IAS 31, which, if implemented in the current form, will prohibit proportionate consolidation. Upon adoption of this proposed amendment, we expect that our assets and liabilities from joint ventures, which were previously recorded in specific asset and liability line items, will be reported in one line item in the statement of financial position and our revenue and expenses from joint ventures, which were previously recorded in specific income statement line items, will be reported in one line item in the income statement due to changing our joint venture accounting from the proportionate consolidation method to the equity method. As a result, we estimate that there will be decreases of $3.2 million in cash and cash equivalents, $6.2 million in trade and other receivables, $0.5 million in unbilled revenue, and $8.0 million in trade and other payables, with a $1.9 million increase in investments in joint ventures and no impact on opening retained earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

•	Income Taxes (IAS 12)
IFRS and Canadian GAAP accounting for income taxes are similar. However, various changes in accounting policies under IFRS will impact the corresponding deferred tax asset or liability. In addition, under IAS 12, we will be required to reclassify deferred tax assets and liabilities from current to non-current. As a result, we expect to reclassify $15.5 million in deferred tax assets and $15.6 million in deferred tax liabilities from current to long-term. In addition, because of various changes in accounting policies under IFRS, of which the most significant are listed above, we estimate that our deferred tax assets will increase by $3.9 million and our deferred tax liabilities will increase by $2.0 million.

c) IFRS 1 exemptions
Most adjustments required on the transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The most significant exemptions that apply to our Company include the following:

•	Business combinations.
We expect to apply the business combinations exemption in IFRS 1 not to apply IFRS 3R, “Business Combinations,” retrospectively to past business combinations. Accordingly, we would not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date would not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1.

•	Fair value or revaluation as deemed cost.
We expect to elect to measure buildings, classified as property and equipment and investment property, at their fair values and to use that amount as their deemed cost at January 1, 2010. The cost of buildings would be determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis. We expect that our consolidated opening statement of financial position will not be materially impacted by this election.

•	Cumulative currency translation adjustment.
We expect to elect to deem the cumulative currency translation difference for all our foreign operations to be zero at January 1, 2010, by transferring the balance at that date to retained earnings. As a result, our January 1, 2010, cumulative translation adjustment balance of $50.8 million will be reclassified, increasing our accumulated other comprehensive income and decreasing our retained earnings, accordingly. Therefore, this election will have a net zero impact on our opening shareholders’ equity.

•	Share-based payments.
We expect to elect not to apply IFRS 2, “Share-Based Payments,” to equity instruments granted on or before November 7, 2002, or granted after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, we expect not to apply IFRS 2 to liabilities that were settled before January 1, 2010. We expect that our consolidated opening statement of financial position will not be impacted by this election.

d) Opening consolidated statement of financial position under IFRS
As indicated above, during the third quarter, we neared completion of our work to quantify our January 1, 2010, balances under IFRS. In summary, on transition to IFRS, we expect our opening shareholders’ equity at January 1, 2010, to decrease by an estimated $9.0 million. The most significant adjustments impacting our opening shareholders’ equity are described in further detail in section b) above and are summarized in the unaudited table

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

below. This information reflects our most recent views, assumptions, and expectations. However, circumstances may arise, such as changes in IFRS standards or in interpretations of IFRS standards, which could alter this information.

Standard	Balance Sheet Category	Description of Change	Impact on Shareholders’ Equity (in millions of Canadian dollars)
IFRS 3R	Financial liabilities	Recognition of contingent consideration outstanding from past business combinations	(5.9)
IAS 36	Intangible assets	Recognition of intangible asset impairment	(2.4)
IAS 37	Provisions	Derecognition of estimated future sublease revenue not virtually certain at January 1, 2010	(1.7)
IAS 31	Joint ventures	Change from proportionate consolidation to equity method	No impact
IAS 12	Income taxes	Reclassification of deferred tax liabilities from current to long-term	No impact
	Other	Other transitional adjustments	1.0
		Total estimated after-tax impact on shareholders’ equity	(9.0)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (CEO) and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the three quarters ended September 30, 2010, there has been no significant change in our risk factors from those described in our 2009 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENT

On October 8, 2010, we acquired the net assets and business of Street Smarts, Inc. and Data Smarts, LLC, which added approximately 60 staff to our Company. These firms, based in Duluth, Georgia, provide service to both the public and private sectors in transportation planning, traffic engineering, roadway design, surveying and geomatics, subsurface utility engineering, and land development.

MANAGEMENT’S DISCUSSION AND ANALYSIS
September 30, 2010
STANTEC INC. (UNAUDITED)

Consolidated Balance Sheets
(Unaudited)

	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

ASSETS (note 5)
Current
Cash and cash equivalents	37,117	14,690
Accounts receivable, net of allowance for doubtful accounts of $ 9,213 ($9,395 – 2009)	286,986	253,205
Costs and estimated earnings in excess of billings	120,544	95,794
Income taxes recoverable	17,223	12,144
Prepaid expenses	14,893	11,352
Future income tax assets	12,981	15,518
Other assets (note 4)	5,313	6,550

Total current assets	495,057	409,253
Property and equipment	111,208	108,256
Goodwill (note 3)	520,530	468,814
Intangible assets (note 3)	72,701	64,155
Future income tax assets	16,026	23,940
Other assets (note 4)	53,780	49,127

Total assets	1,269,302	1,123,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	4,199	-
Accounts payable and accrued liabilities	191,049	167,175
Billings in excess of costs and estimated earnings	45,881	52,007
Current portion of long-term debt (note 5)	50,149	35,428
Future income tax liabilities	19,912	15,643
Other liabilities (note 6)	12,335	13,558

Total current liabilities	323,525	283,811
Long-term debt (note 5)	245,005	198,769
Future income tax liabilities	26,734	29,536
Other liabilities (note 6)	66,382	63,849

Total liabilities	661,646	575,965

Non-controlling interest in subsidiaries (note 2)	103	186

Commitments, contingencies, and guarantees (notes 2 and 5)

Shareholders' equity
Share capital (note 8)	223,635	221,983
Contributed surplus	13,623	12,606
Retained earnings	429,240	364,569
Accumulated other comprehensive loss (note 11)	(58,945)	(51,764)

Total shareholders' equity	607,553	547,394

Total liabilities and shareholders' equity	1,269,302	1,123,545

See accompanying notes
SEPTEMBER 30, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2010	2009	2010	2009
(In thousands of Canadian dollars, except share and per share	$	$	$	$
amounts)

INCOME
Gross revenue	386,683	384,161	1,129,412	1,177,082
Less subconsultant and other direct expenses	72,153	77,392	214,276	208,963

Net revenue	314,530	306,769	915,136	968,119
Direct payroll costs	137,802	133,474	404,317	424,637

Gross margin	176,728	173,295	510,819	543,482
Administrative and marketing expenses (notes 8 and 14)	128,342	126,801	378,405	406,164
Depreciation of property and equipment	6,345	6,186	17,591	18,546
Amortization of intangible assets	4,459	3,738	12,318	14,164
Impairment of goodwill and intangible assets (note 3)	-	35,000	1,772	35,000
Net interest expense (note 5)	2,286	2,742	6,295	9,180
Share of income from associated companies	(731)	(1,769)	(1,944)	(2,611)
Gain on sale of equity investments (note 4)	(7,183)	-	(7,183)	-
Foreign exchange (gains) losses	(114)	(7)	994	1,964
Other expense (income) (note 4)	(145)	127	(488)	(423)

Income before income taxes	43,469	477	103,059	61,498

Income taxes
Current	12,535	7,876	27,257	28,572
Future	(1,191)	2,590	7,268	(105)

Total income taxes	11,344	10,466	34,525	28,467

Net income (loss) for the period	32,125	(9,989)	68,534	33,031

Weighted average number of shares outstanding – basic	45,591,437	45,523,275	45,685,152	45,502,057

Weighted average number of shares outstanding –diluted	45,846,003	45,873,933	45,947,845	45,824,756

Shares outstanding, end of the period	45,666,920	45,644,521	45,666,920	45,644,521

Earnings per share (note 8)
Basic	0.70	(0.22)	1.50	0.73

Diluted	0.70	(0.22)	1.49	0.72
See accompanying notes

SEPTEMBER 30, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

					Accumulated
					Other
	Shares	Share	Contributed		Comprehensive
	Outstanding	Capital	Surplus	Retained	Loss (AOCL)
	(note 8)	(note 8)	(note 8)	Earnings	(note 11)	Total
(In thousands of Canadian dollars, except shares
outstanding)	#	$	$	$	$	$

Balance, December 31, 2008	45,448,123	218,757	10,458	308,629	1,131	538,975

Comprehensive income:

Net income				33,031		33,031
Currency translation adjustments					(45,938)	(45,938)
Unrealized gains on cash flow hedge					898	898
Unrealized gains on financial assets					2,539	2,539
Realized losses transferred to net income					280	280
Total comprehensive income				33,031	(42,221)	(9,190)

Share options exercised for cash	196,398	1,675				1,675
Stock-based compensation expense			2,684			2,684
Reclassification of fair value of stock options previously expensed		638	(638)			-

Balance, September 30, 2009	45,644,521	221,070	12,504	341,660	(41,090)	534,144

Retained earnings and AOCL					300,570

Balance, December 31, 2009	45,716,820	221,983	12,606	364,569	(51,764)	547,394

Comprehensive income:

Net income				68,534		68,534
Currency translation adjustments					(10,060)	(10,060)
Unrealized gains on cash flow hedge					1,531	1,531
Unrealized gains on financial assets					1,079	1,079
Realized losses transferred to net income					269	269
Total comprehensive income				68,534	(7,181)	61,353

Share options exercised for cash	148,400	1,926				1,926
Stock-based compensation expense			1,767			1,767
Shares repurchased under normal course issuer bid	(198,300)	(965)	(59)	(3,863)		(4,887)
Reclassification of fair value of stock options previously expensed		691	(691)			-

Balance, September 30, 2010	45,666,920	223,635	13,623	429,240	(58,945)	607,553

Retained earnings and AOCL					370,295

See accompanying notes

SEPTEMBER 30, 2010
STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2010	2009	2010	2009
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	363,423	384,040	1,076,396	1,185,134
Cash paid to suppliers	(119,575)	(130,553)	(371,747)	(439,162)
Cash paid to employees	(188,445)	(180,985)	(604,333)	(654,342)
Dividends from equity investments	65	-	2,852	592
Interest received	639	455	2,367	1,589
Interest paid	(4,160)	(2,149)	(12,711)	(9,401)
Income taxes paid	(12,359)	(12,098)	(39,722)	(53,511)
Income taxes recovered	4,199	4,191	5,746	5,257

Cash flows from operating activities (note 15)	43,787	62,901	58,848	36,156

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(36,602)	(3,360)	(38,536)	(67,702)
Increase in investments held for self-insured liabilities	(4,234)	(1,690)	(4,328)	(2,924)
Purchase of property and equipment	(9,847)	(2,347)	(21,288)	(15,391)
Purchase of intangible assets	(270)	-	(2,894)	-
Proceeds on disposition of property and equipment	159	134	354	1,176
Proceeds on sale of equity investments (note 4)	9,980	-	9,980	-

Cash flows used in investing activities	(40,814)	(7,263)	(56,712)	(84,841)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(84,974)	(54,905)	(133,867)	(104,084)
Proceeds from long-term borrowings	91,845	-	160,845	68,771
Repayment of acquired bank indebtedness (note 2)	(2,732)	-	(2,732)	(4,596)
Net change in bank indebtedness financing	(109)	-	4,199	-
Repayment of capital lease obligation	(680)	(49)	(4,701)	(1,032)
Repurchase of shares for cancellation	-	-	(4,887)	-
Proceeds from issue of share capital	890	1,137	1,926	1,675

Cash flows from (used in) financing activities	4,240	(53,817)	20,783	(39,266)

Foreign exchange loss on cash held in foreign currency	(896)	(929)	(492)	(1,398)

Net increase (decrease) in cash and cash equivalents	6,317	892	22,427	(89,349)
Cash and cash equivalents, beginning of the period	30,800	13,738	14,690	103,979

Cash and cash equivalents, end of the period	37,117	14,630	37,117	14,630
See accompanying notes

SEPTEMBER 30, 2010
STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIA L STATEMENTS
1. General Accounting Policies

These unaudited interim consolidated financial statements of Stantec Inc. (the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2009, annual consolidated financial statements. The effects of differences between the application of Canadian GAAP and US GAAP on the consolidated financial statements of the Company are disclosed in note 16. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2009, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

Recent accounting pronouncements

International Financial Reporting Standards. In February 2008, the Canadian Institute of Chartered Accountants (CICA) confirmed that Canadian reporting issuers would need to begin reporting under International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review. The Company has now completed the preliminary planning and scoping, detailed assessment, and solution development phases and has commenced the implementation phase. To date, it is on target with the original timeline in its detailed work plan.

In the preliminary planning and scoping phase, the Company established a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from its Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit Committee, including reports on the progress made on the detailed work plan. Also during this phase, the Company completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In the detailed assessment phase, the Company established issue-specific workgroups to perform a detailed diagnostic and select accounting policies when alternatives are available. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. The solution development phase involved the formulation, documentation, and approval of solutions for the implementation of IFRS. During this phase, the Company also established and implemented a communication and training plan and provided training to the Stantec Board of Directors, Audit Committee, key employees, and stakeholders. Considering the impacts of IFRS on the Company's financial disclosure, business processes, information technology, and internal control over financial reporting was integral to the detailed assessment and solution development phases. During these phases, the Audit Committee reviewed the Company’s potential policy choices, optional exemptions, and financial statement presentation under IFRS. These phases also provided insight into the most significant areas of difference applicable to the Company, including business combinations, impairment of assets, and joint venture accounting as well as more extensive presentation requirements under IFRS. The areas of significance identified are based on available information and the Company’s expectations as of the date of this report and are subject to change with new facts and circumstances.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company continues to monitor the development of standards and regulations issued by the International Accounting Standards Board and Canadian Securities Administrators that may affect the timing, nature, or disclosure of its adoption of IFRS. At this phase of the project, the Company is determining the potential financial reporting impact of the differences between Canadian GAAP and IFRS on its operations.

2. Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the notes payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at September 30, 2010, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved. During the first three quarters of 2010, $1.7 million ($1.8 million – 2009) in contingent consideration of this nature was recorded.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2010

On March 1, 2010, the Company acquired the net assets and business of Project Control Group Inc. (PCGI) for cash consideration and notes payable. The acquisition of this firm, located in Toronto, Ontario, strengthened our program and project management expertise.

On April 30, 2010, the Company acquired the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES) for cash consideration and notes payable. TetrES is an environmental management consulting firm that specializes in infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm strengthened our environmental services in Canada.

On July 2, 2010, the Company acquired the shares and business of IEA Holdings, Inc. (IEA) for cash consideration and promissory notes. The acquisition of IEA, headquartered in Portland, Maine, enhanced the Company's expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start-up services for the energy market.

On July 23, 2010, the Company acquired the shares and business of WilsonMiller, Inc. for cash consideration and promissory notes. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller, Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private clients.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

On July 30, 2010, the Company acquired the net assets and business of Natural Resources Consulting, Inc. (NRC) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Cottage Grove, W isconsin, strengthened the Company's Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

On August 6, 2010, the Company acquired the net assets and business of Communication Arts, Inc. (CommArts) for cash consideration and notes payable. The acquisition of this firm, headquartered in Boulder, Colorado, enhanced the Company’s Architecture practice. CommArts is a design firm that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics.

On September 10, 2010, the Company acquired the shares and business of Anshen & Allen Architecture, Inc. (Anshen + Allen) for cash consideration and notes payable. Anshen + Allen is an international architecture firm that specializes in the design of healthcare, academic, and research facilities through offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England.

On September 15, 2010, the Company acquired the shares and business of ECO:LOGIC Engineering (ECO:LOGIC) for cash consideration and promissory notes. The acquisition of ECO:LOGIC, based in Rocklin, California, enhanced the services offered in the Company's Environment practice area. ECO:LOGIC specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in northern California and Nevada.

During the first three quarters of 2010, the Company adjusted the purchase prices on the Granary Associates, Inc.; the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford); The Zande Companies, Inc.; the Murphy Hilgers Architects Inc.; the Dunlop Architects Inc.; and the McIntosh Engineering Holdings Corporation acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

The Company expects to finalize the purchase price allocation for the PCGI acquisition in the fourth quarter of 2010; the purchase price allocation for the TetrES acquisition in the first quarter of 2011; the purchase price allocations for the IEA, WilsonMiller, Inc., NRC, and CommArts acquisitions in the second quarter of 2011; and the purchase price allocation for the ECO:LOGIC and Anshen + Allen acquisitions in the third quarter of 2011.

Acquisitions in 2009

On January 2, 2009, the Company acquired the shares and businesses of Jacques Whitford for cash consideration of $64.0 million and notes payable of $79.0 million. This firm was a leading provider of environmental management and remediation and geotechnical engineering services. The acquisition of Jacques Whitford increased the Company’s presence in Canada and the eastern United States and expanded its ability to provide environmental assessment and permitting services, especially for the energy sector.

During the first three quarters of 2009, the Company adjusted the purchase price on the Dunlop Architects Inc.; Vollmer Associates LLP; Neill and Gunter Limited; Neill and Gunter (Nova Scotia) Limited; Fuller, Mossbarger, Scott & May Engineers, Inc.; The Zande Companies, Inc.; RHL Design Group, Inc.; McIntosh Engineering Holdings Corporation; and Murphy Hilgers Architects Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first three quarters of each year are as follows:

	2010	2009
(In thousands of Canadian dollars)	$	$

Cash consideration	46,120	67,702
Notes payable	26,340	66,133

Purchase price	72,460	133,835

Assets and liabilities acquired at fair values
Cash acquired	7,584	-
Bank indebtedness assumed	(2,732)	(4,596)
Non-cash working capital	(721)	28,433
Property and equipment	7,261	14,507
Investments	(24)	4,684
Goodwill	60,100	92,128
Other long-term assets	1,143	-
Intangible assets
Client relationships	8,976	11,707
Contract backlog	2,994	10,218
Other	194	3,553
Other long-term liabilities	69	(2,294)
Non-controlling interest in subsidiaries	83	(186)
Long-term debt	(8,386)	(13,993)
Future income taxes	(4,081)	(7,242)
Capital lease obligations	-	(3,084)

Net assets acquired	72,460	133,835

Of the goodwill and intangible assets resulting from the acquisitions completed in the first three quarters of 2010, $23,780,000 is deductible for income tax purposes (2009 – nil).

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 6). Adjustments to the exit liabilities may impact goodwill.

As a result of the PCGI, TetrES, IEA, WilsonMiller, Inc., NRC, CommArts, Anshen + Allen, and ECO:LOGIC acquisitions, the Company assumed commitments for operating leases of approximately $31,579,000 with remaining lease terms ranging from 1 to 14 years.

As part of the Jacques Whitford acquisition in 2009, the Company acquired a non-controlling interest in I.R. Wilson Consulting Ltd. During the first quarter of 2010, the Company purchased 20% of I.R. Wilson Consulting Ltd. for cash consideration.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

3. Goodwill and Intangible Assets

Goodwill
	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Goodwill, beginning of the period	468,814	446,818
Current year acquisitions	61,736	108,713
Impairment	-	(35,000)
Contingent consideration	1,668	2,324
Purchase price adjustments	(3,304)	(6,335)
Impact of foreign exchange	(8,384)	(47,706)

Goodwill, end of the period	520,530	468,814

In accordance with its accounting policies, the Company conducts an annual goodwill impairment test as of July 1, or more frequently if circumstances indicate that an impairment may occur. The Company allocates goodwill to its reporting units. In 2009 and 2010, these reporting units were defined as Canada West, Canada East, US West, and US East. Reporting units are determined based on the way management organizes the Company for making operating decisions and assessing performance. The Company does not monitor goodwill at or allocate goodwill to its practice areas.

Goodwill impairment testing is a two-step process. In the first step, the Company compares the fair values of its reporting units to their respective carrying value. The Company estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. For its 2010 impairment test, the Company discounted its reporting units' cash flows using discount rates ranging from 9.7% to 11.5% (2009 – 10.5% to 12.0%). To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period, including estimates of growth rates in revenues, costs, future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions included terminal value growth rates, future capital expenditures, and changes in future working capital requirements.

The Company validates its estimate of the fair value of each reporting unit under the income approach by comparing the resulting multiples to multiples derived from comparable public company transactions or acquisition multiples on its private company transactions. The Company reconciles the total of the fair values of its reporting units with its market capitalization to determine if the sum of the individual fair values is reasonable compared to the external market indicators. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the reporting units, the Company reviews and adjusts, if appropriate, the discount rates by reporting unit and considers if the implied control premium is reasonable in light of current market conditions.

If the carrying value of a reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. In step two, the amount of the impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The implied fair value of the goodwill is calculated in the same manner as if the reporting unit were being acquired in a business combination. If the implied fair value of the goodwill is less than its carrying value, an impairment charge is recorded for the difference. The impairment charge is recorded as a reduction in the carrying value of the goodwill on the consolidated balance sheet and recognized as a non-cash impairment charge in income.

During the third quarter of 2010, based on the results of the annual impairment test, the Company concluded that the fair value of its four reporting units exceeded their carrying value and, therefore, goodwill was not impaired. The fair value of three of the reporting units exceeded their carrying value by a substantial amount, whereas the fair value of the US West reporting unit exceeded its carrying value by approximately 9.0%. As at July 1, 2010, the carrying value of the US West goodwill was $154.4 million, or 32.5%, of the consolidated goodwill balance.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

During the third quarter of 2009, the Company completed step one of the impairment test and determined that the US West reporting unit was impaired. The impairment was due to fluctuations in the market and uncertainties arising from overall economic conditions primarily relating to the Urban Land practice area, which comprised approximately 19% of the reporting unit's 2009 gross revenue year to date compared to approximately 60% for the same period in 2006 when economic conditions were favorable for the practice. Upon completion of step two of the impairment test, the Company determined that the goodwill of the reporting unit was impaired. A $35.0 million impairment charge was attributed to the US West reporting unit and reflected as a non-cash charge to income. After the impairment charge, the aggregate carrying value of the US West goodwill was $157.2 million, or 33.8% of the consolidated goodwill balance. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Intangible assets

In accordance with its accounting policies, during the third quarter of 2010, the Company completed its annual impairment test of intangible assets to determine if the carrying amount of these assets was fully recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value exceeds the fair value. As part of the impairment test, the Company updated its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. Based on the results of this review, the Company concluded that there was no impairment to intangible assets.

In accordance with its accounting policies, the Company reviews intangible assets at each reporting date to determine whether there is an indication of impairment. If an indication of impairment exists, the intangible asset is tested for recoverability as described above. During the second quarter of 2010, as a result of this review, the Company recorded a $1.8 million non-cash impairment charge to income related to certain client relationships and a lease advantage. The impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in the Company’s New York, New York, office. The remaining carrying value of these specific client relationships, following this impairment charge, was $947,000. The carrying value of the favorable lease was reduced to zero.

During the third quarter of 2009, the Company completed its annual impairment test and concluded that there was no impairment to intangible assets in 2009.

4. Other Assets
	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	42,680	38,418
Investments in associated companies	2,572	6,631
Investments – other	1,788	713
Holdbacks on long-term contracts	4,748	3,411
Assets held for sale	3,449	845
Other	3,856	5,659
	59,093	55,677
Less current portion	5,313	6,550

	53,780	49,127

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value as at September 30, 2010. The bonds bear interest at rates ranging from 2.10% to 5.50% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The unrealized gains and losses are recorded in other comprehensive income. During the first three quarters of 2010, interest income for bonds of $895,000 was recorded in other income. The term to maturity of the bond portfolio ranges from within one to five years.

On August 31, 2010, the Company sold its 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. for an aggregate price of $10,000,000, resulting in a $7,183,000 ($5,942,000 net of tax) gain on sale.

The Company is in the process of selling certain property and equipment. These assets meet the criteria for assets held for sale. Therefore, they are measured at the lower of their carrying value and fair value less costs to dispose and are no longer depreciated.

5. Long-Term Debt

	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	190	177
Other notes payable	91,804	91,830
Bank loan	192,835	134,600
Capital lease obligations	10,325	7,590

	295,154	234,197
Less current portion	50,149	35,428

	245,005	198,769

The weighted average rate of interest on the other notes payable is 4.62% (December 2009 – 4.98%). The notes may be supported by promissory notes and are due at various times from 2010 to 2015. The aggregate maturity value of the notes is $91,834,000 (December 31, 2009 – $91,895,000). As at September 30, 2010, $42,212,000 (December 31, 2009 –$25,684,000) of the notes' carrying value was payable in US funds (September 30, 2010 – US$41,023,000; December 31, 2009 – US$24,438,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at September 30, 2010.

During the quarter, the Company reached an agreement to increase the limit of its existing revolving credit facility from $300 million to $350 million and extended the maturity date to August 2013. This agreement also allows the Company access to an additional $75 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-GAAP measure), from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers' acceptances, LIBOR loans, and letters of credit. As at September 30, 2010, $91,335,000 of the bank loan was payable in US funds (US$88,761,000), and $101,500,000 was payable in Canadian funds. As at December 31, 2009, $105,100,000 of the bank loan was payable in US funds (US$100,000,000), and $29,500,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of its credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010 (note 7).

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The average interest rate applicable at September 30, 2010, was 2.73%. Taking the effect of the interest rate swap into consideration, the average interest rate applicable at December 31, 2009, was 3.42%. The credit facility contains restrictive covenants (note 10). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt in Q3 10 was $2,366,000 (Q3 09 – $2,728,000), with a year-to-date expense of $6,829,000 (Q3 09 – $9,187,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At September 30, 2010, the Company had issued and outstanding letters of credit totaling $4,731,000 (December 31, 2009 – $141,000) payable in Canadian funds and $1,234,000 (US$1,199,000) (December 31, 2009 – $1,882,000, US$1,791,000) payable in US funds that expire at various dates before October 2011. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2010, $147,001,000 (December 31, 2009 – $163,377,000) was available in the revolving credit facility for future activities.

As at September 30, 2010, there were $147,000 (US$143,000) additional letters of credit outstanding payable in US funds and $5,000 payable in Canadian funds that were assumed from acquisitions (December 31, 2009 – $518,000 [US$493,000] payable in US funds and $114,000 payable in Canadian funds). The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2010, $12,120,000 (US$11,778,000) (December 31, 2009 – $11,470,000, US$10,913,000) in bonds had been issued under this surety facility.

During Q2 09, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. The Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee.

As at September 30, 2010, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 2.46% to 14.71%. These capital leases expire at various dates before April 2013.

6.	Other Liabilities

	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	35,152	31,284
Deferred gain on sale leaseback	4,550	4,877
Lease inducement benefits	22,651	21,764
Liabilities on lease exit activities	4,056	6,171
Liability for uncertain tax positions	1,652	1,529
Derivative financial instruments (note 7)	-	2,427
Other	10,656	9,355

	78,717	77,407
Less current portion	12,335	13,558

	66,382	63,849

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Provision for self-insured liabilities
	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	31,284	30,265
Current period provision	9,108	9,443
Payment for claims settlement	(4,837)	(4,761)
Impact of foreign exchange	(403)	(3,663)

Provision, end of the period	35,152	31,284

Liabilities on lease exit activities
	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	6,171	4,081
Current period provision:
Established for existing operations	538	3,728
Resulting from acquisitions	878	1,677
Costs paid or otherwise settled	(2,486)	(3,755)
Adjustments to purchase price allocation	(947)	1,029
Impact of foreign exchange	(98)	(589)

Liability, end of the period	4,056	6,171

7.	Derivative Financial Instruments

As at September 30, 2010, the Company had no foreign currency forward contract arrangements. As at September 30, 2009, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US $80,500,000 at rates ranging from1.0785 to1.0802 per US dollar maturing over the next month. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at September 30, 2009, was an unrealized gain of $242,000. The unrealized gains or losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or losses and in the balance sheet as other assets or other liabilities.

During 2008, the Company entered into a US$100 million interest rate swap agreement that matured on September 3, 2010. This swap agreement had the effect of converting the variable interest rate on US$100 million of the Company's revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indications and forecasts at December 31, 2009, was an unrealized loss of $2,157,000 ($1,531,000 net of tax). The Company designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized gains or losses relating to this derivative financial instrument were recorded in other comprehensive income and in the balance sheet as other assets or other liabilities. The hedging relationship was effective from the date of entering into the swap to September 3, 2010.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

8.  Share Capital

During the first three quarters of 2010, 198,300 common shares (Q3 09 – nil) were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid at a cost of $4,887,000. Of this amount, $965,000 and $59,000 reduced share capital and contributed surplus accounts, respectively, with $3,863,000 being charged to retained earnings.

During Q2 10, the Company renewed its normal course issuer bid with the Toronto Stock Exchange, which enables it to purchase up to 2,287,166 common shares during the period of June 1, 2010, to May 31, 2011.

During Q2 10, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company may issue up to $300 million in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. During Q3 10, no common shares were issued pursuant to the prospectus.

During Q3 10, the Company recognized a stock-based compensation expense of $1,041,000 ( Q3 09 – $928,000) in administrative and marketing expenses. Of the amount expensed, $433,000 related to the fair value of options granted, and $608,000 related to deferred share unit compensation. Of the amount expensed during Q3 09, $695,000 related to the fair value of options granted, and $233,000 related to deferred share unit compensation.

During the first three quarters of 2010, the Company recognized a stock-based compensation expense of $2,400,000 ( Q3 09 – $3,149,000) in administrative and marketing expenses. Of the amount expensed, $1,767,000 related to the fair value of options granted, and $633,000 related to deferred share unit compensation. Of the amount expensed during Q3 09, $2,684,000 related to the fair value of options granted, and $465,000 related to deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, and the deferred share unit compensation was reflected through other liabilities. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

Share Options

	As at September 30
		2010	2009
		Weighted		Weighted
		Average		Average
	Share	Exercise	Share	Exercise
	Options	Price	Options	Price
	#	$	#	$

Share options, beginning of the period	1,752,298	22.65	2,061,828	20.97
Exercised	(148,400)	12.98	(196,398)	8.53
Forfeited	(10,004)	29.60	(23,335)	29.27
Cancelled	(7,497)	29.94	(4,998)	30.61

Share options, end of the period	1,586,397	23.48	1,837,097	22.17

At September 30, 2010, 1,439,629 (September 30, 2009 – 1,385,279) share options were exercisable at a weighted average price of $22.87 (September 30, 2009 – $ 16.38).

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Earnings per share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2010	2009	2010	2009
	#	#	#	#

Basic shares outstanding	45,591,437	45,523,275	45,685,152	45,502,057
Share options	254,566	350,658	262,693	322,699

Diluted shares outstanding	45,846,003	45,873,933	45,947,845	45,824,756

The above table indicates the dilutive effect of 725,565 options for the quarter ended September 30, 2010 (September 30, 2009 – 946,264) and the dilutive effect of 725,565 options for the three quarters ended September 30, 2010 (September 30, 2009 – 946,264).

At September 30, 2010, 860,832 (September 30, 2009 – 890,833) share options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

Deferred share units

Deferred share units are paid to the chief executive officer (CEO) and the directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash and are valued at the weighted-by-volume average of the closing market price of the Company's common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value based on the weighted-by-volume average market price of the Company's shares for the last 10 trading days of the period end date. As at September 30, 2010, 108,198 units were outstanding (September 30, 2009 – 68,558).

9.  Financial Instruments

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
•
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

•
Accounts payable and accrued liabilities, bank indebtedness, and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest method, with realized gains and losses reported in income.

•
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case unrealized gains and losses are recorded in other comprehensive income.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred, except for transaction costs incurred on the renewal of a revolving credit facility, which are deferred and amortized over the life of the facility. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of derivatives are based on third-party market indications and forecasts. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these instruments. The carrying values of bank loans approximate their fair values because the applicable interest rates are based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the interim consolidated financial statements.

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2010, and December 31, 2009.

Carrying
	Amount of	Quoted Prices in	Significant
	Asset/Liability at	Active Markets	Other	Significant
	September 30,	for Identical	Observable	Unobservable
	2010	Items (Level 1)	Inputs (Level 2)	Inputs (Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Investments held for self-insured liabilities	42,680	42,680	-	-

	Carrying Amount	Quoted Prices in
	of Asset/Liability	Active Markets	Significant Other	Significant
	at December 31,	for Identical Items	Observable	Unobservable
	2009	(Level 1)	Inputs (Level 2)	Inputs (Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Investments held for self-insured liabilities	38,418	38,418	-	-

Liabilities:
Foreign currency forward contracts	270	-	270	-
Interest rate swap	2,157	-	2,157	-

	2,427	-	2,427	-

Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities. Forward contracts are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. The valuation of interest swap is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents,

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

derivative financial instruments, investments held for self-insured liabilities, and accounts receivable. The Company's maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which was $366,783,000 as at September 30, 2010 (December 31, 2009 – $306,313,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in, and entering into derivative agreements with, high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company's investment portfolio.

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on the Company's historical collection and loss experience.

The Company mitigates the risk associated with accounts receivable by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At September 30, 2010, there were 64 days of revenue in accounts receivable (December 31, 2009 – 59 days).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2010. Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1 (note 10).

The timing of undiscounted cash outflows relating to financial liabilities as at September 30, 2010, is outlined in the table below:

	Total	Less than 1 Year	1–3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

Bank indebtedness	4,199	4,199	-	-
Accounts payable and accrued liabilities	191,049	191,049	-	-
Long-term debt	295,928	50,175	244,750	1,003
Other liabilities	9,176	3,629	2,452	3,095

Total financial liabilities	500,352	249,052	247,202	4,098

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 7).

If the interest rate on the Company's loan balance at September 30, 2010, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $173,000 for the quarter and by $522,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 7).

If the exchange rates had been $0.01 higher or lower at September 30, 2010, with all other variables held constant, net income would have increased or decreased by approximately $18,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

10.  Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion), bank indebtedness, and shareholders' equity.

The Company manages its capital structure with the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•  Net debt to equity ratio below 0.5 to 1
•  Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2010 remained unchanged from those for 2009.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.43 to 1 at September 30, 2010 (December 31, 2009 – 0.40 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 16.2% for the four quarters ended September 30, 2010 (December 31, 2009 – 10.1%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to EBITDA ratio and EBITDAR to debt service ratio (non-GAAP measures). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended September 30, 2010.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

11. Accumulated Other Comprehensive Income (Loss)
				Realized
				(Gains)
				Losses on
		Unrealized	Unrealized	Financial
		Gains	Gains	Assets
	Currency	(Losses) on	(Losses) on	Transferred
	Translation	Cash Flow	Financial	to Net
	Adjustments	Hedge	Assets	Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131
Current period activity	(45,938)	1,294	2,584	285	(41,775)
Income tax effect	-	(396)	(45)	(5)	(446)

Balance, September 30, 2009	(39,528)	(2,076)	628	(114)	(41,090)

Balance, December 31, 2009	(50,838)	(1,531)	780	(175)	(51,764)
Current period activity	(10,060)	2,157	1,098	274	(6,531)
Income tax effect	-	(626)	(19)	(5)	(650)

Balance, September 30, 2010	(60,898)	-	1,859	94	(58,945)

The foreign currency translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the currency translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Consolidated balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0290 (December 31, 2009 – 1.0510).

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate swap agreement (note 7). The interest rate swap agreement expired on September 3, 2010.

The unrealized gains (losses) on financial assets represent the change in the fair values of investments held for self-insured liabilities (note 4).

12. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has four operating segments, consisting of Canada West, Canada East, US East, and US West, which are aggregated into the Consulting Services reportable segment.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Canada	311,762	306,718
United States	392,360	334,031
International	317	476

	704,439	641,225

Geographic information	Gross Revenue

	For the quarter ended		For the three quarters ended
	September 30		September 30

	2010	2009	2010	2009
(In thousands of Canadian dollars)	$	$	$	$

Canada	226,571	227,593	670,057	658,844
United States	153,351	151,014	440,734	496,185
International	6,761	5,554	18,621	22,053

	386,683	384,161	1,129,412	1,177,082

Gross revenue is attributed to countries based on the location of the project.

Practice area information	Gross Revenue

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2010	2009	2010	2009
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	77,023	71,493	245,743	227,906
Environment	158,107	173,954	451,671	497,857
Industrial	53,099	52,162	163,843	176,090
Transportation	51,812	45,134	141,251	141,165
Urban Land	46,642	41,418	126,904	134,064

	386,683	384,161	1,129,412	1,177,082

13. Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q3 10 was $5,305,000 (Q3 09 – $5,234,000), with a year-to-date expense of $16,038,000 (2009 – $18,536,000).

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

14.  Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In Q3 10, no investment tax credits (Q3 09 – nil) were recorded as a reduction of administrative and marketing expenses, with a year-to-date recorded credit of $25,000 (2009 – $70,000).

15.  Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the three quarters ended
	September 30		September 30

	2010	2009	2010	2009
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING
ACTIVITIES
Net income (loss) for the period	32,125	(9,989)	68,534	33,031
Add (deduct) adjustments for:
Depreciation of property and equipment	6,345	6,186	17,591	18,546
Amortization of intangible assets	4,459	3,738	12,318	14,164
Impairment of goodwill and intangible assets	-	35,000	1,772	35,000
Future income taxes	(1,191)	2,590	7,268	(105)
Loss (gain) on dispositions of investments and
property and equipment	(10)	(98)	141	1,478
Gain on sale of equity investments	(7,183)	-	(7,183)	-
Stock-based compensation expense	1,041	928	2,400	3,149
Provision for self-insured liabilities	1,627	3,167	9,108	9,979
Share of income from associated companies	(731)	(1,769)	(1,944)	(2,611)
Dividends from equity investments	65	-	2,852	592
Other	(3,186)	(3,350)	(5,920)	(8,821)

	33,361	36,403	106,937	104,402

Change in non-cash working capital accounts:
Accounts receivable	(11,282)	(7,666)	(6,856)	27,219
Costs and estimated earnings in excess of
billings	(9,152)	146	(19,562)	(15,437)
Prepaid expenses	(2,463)	(3,675)	(1,681)	(4,270)
Accounts payable and accrued liabilities	28,877	37,392	1,099	(49,192)
Billings in excess of costs and estimated
earnings	136	287	(14,539)	(5,740)
Income taxes payable/recoverable	4,310	14	(6,550)	(20,826)

	10,426	26,498	(48,089)	(68,246)

Cash flows from operating activities	43,787	62,901	58,848	36,156

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

16.  US GAAP

The Company's consolidated financial statements are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP. Investments in joint ventures are accounted for using the equity method under US GAAP, whereas Canadian GAAP requires the proportionate consolidation method. As permitted by the U.S. Securities and Exchange Commission (SEC), disclosure of the effect of this difference is not required.

a)	Reconciliation to US GAAP

i)	Business combinations

There were no identifiable material items that resulted in a change in net income presented under Canadian GAAP and US GAAP except for transactions accounted for as business combinations in 2010. This difference arose on the adoption of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 141R, "Business Combinations" (Accounting Standards Codification [ASC] 805-10/SFAS 141R), which impacted the accounting for the Jacques Whitford and Granary Associates, Inc. acquisitions in 2009 and the PCGI, TetrES, IEA, WilsonMiller, Inc., NRC, CommArts, ECO:LOGIC, and Anshen + Allen acquisitions in 2010 (note 2). The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquired entity's revenue and earnings in its consolidated financial statements since the acquisition date.

Condensed consolidated statement of income using US GAAP
	For the quarter ended		For the three quarters ended
	September 30		September 30

	2010	2009	2010	2009
(In thousands of Canadian dollars)	$	$	$	$

Net income, as reported under Canadian GAAP	32,125	(9,989)	68,534	33,031
Add (deduct) adjustments to arrive at US GAAP:
Lease exit costs (1)	368	-	368	(2,345)
Acquisition-related costs (3)	(801)	(112)	(973)	(1,682)
Income taxes (6)	276	45	266	1,667

Net income, based on US GAAP	31,968	(10,056)	68,195	30,671

Earnings per share: basic
Canadian GAAP net income	0.70	(0.22)	1.50	0.73
US GAAP net income	0.70	(0.22)	1.49	0.67
Earnings per share: diluted
Canadian GAAP net income	0.70	(0.22)	1.49	0.72
US GAAP net income	0.70	(0.22)	1.48	0.67

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Consolidated balance sheet items using US GAAP
	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Add (deduct) adjustments to arrive at US GAAP balance sheet:
Goodwill (1, 2, 3, and 5)	(4,652)	(3,301)
Future income tax assets (short term) (6)	(298)	(217)
Future income tax assets (long term) (6)	(234)	-
Other assets (4)	1,873	1,623
Accounts payable and accrued liabilities (3)	(331)	(29)
Other liabilities (current) (1 and 3)	(1,910)	(829)
Long-term debt (long term) (2)	158	134
Other liabilities (long term) (1 and 4)	1,505	1,623
Non-controlling interest (5)	(103)	(186)

Shareholders' equity using US GAAP
	September 30	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

Shareholders' equity under Canadian GAAP	607,553	547,394
Lease exit costs (1)	(2,852)	(3,220)
Acquisition-related costs (3)	(3,140)	(2,167)
Income taxes (6)	2,095	1,829
Non-controlling interest (5)	1,500	950

Shareholders' equity under US GAAP	605,156	544,786

1.
Lease exit costs. Per ASC 805-10/SFAS 141R, the postacquisition exit/restructuring plans of the acquiring company are expensed in the income statement as incurred. Under Canadian GAAP, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill.

2.
Contingent consideration. Per ASC 805-10/SFAS 141R, the Company is required to recognize contingent consideration at the date of acquisition, based on the fair value at that date, as a liability or equity depending on its nature. The remeasurement of the liability each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, a liability for contingent consideration is only recognized at the date of acquisition when the amount is determinable; therefore, contingent consideration is generally recognized when the contingency is resolved and the consideration becomes payable.

3.
Acquisition-related costs. Per ASC 805-10/SFAS 141R, the acquirer accounts for acquisition-related costs as expenses in the period in which the costs are incurred. Under Canadian GAAP, incremental costs incurred as a result of a business combination are recognized as costs of the business combination and impact goodwill.

4.
Indemnifications. Per ASC 805-10/SFAS 141R, if a seller contractually indemnifies the acquirer for the outcome of a contingency, the acquirer must recognize an indemnification asset at the same time and on the same basis that it recognizes the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. Therefore, if the indemnified item is recognized at the acquisition date at its acquisition-date fair value, the acquirer must also recognize the indemnification asset at its acquisition-date fair value. There is no similar requirement under Canadian GAAP. Pursuant to the Jacques W hitford acquisition, the acquiree indemnified the Company up to a maximum of $1,623,000 for certain legal claims. The full $1,623,000 was recorded as an asset and liability in the above table since this was management's best estimate of the potential future payment. As well, pursuant to the acquisitions completed in the third quarter of 2010, the Company recorded an additional $250,000 as an asset and liability for potential future payments.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

5.
Non-controlling interest. ASC 805-10/SFAS 141R requires the non-controlling interest in an acquiree to be measured at fair value. Under Canadian GAAP, the non-controlling interest's percentage of net assets acquired is recorded at its existing carrying value. ASC 805-10/SFAS 141R records non-controlling interests in shareholders’ equity on the balance sheet, whereas Canadian GAAP records non-controlling interest between liabilities and shareholder’s equity.

6.	Income taxes. Income taxes reflect the tax effect of the differences identified above.

ii) Business acquisitions—pro forma data

The following unaudited pro forma data presents information as if the acquisitions of Granary Associates, Inc.; PCGI; TetrES; IEA; WilsonMiller, Inc.; NRC; CommArts; ECO:LOGIC; and Anshen + Allen occurred on January 1, 2009. This unaudited pro forma data is provided for information purposes only and is based on historical information. This data does not necessarily reflect the actual results of operations that would have occurred if these acquired entities and the Company had comprised a single entity during the periods since January 1, 2009, nor is it necessarily indicative of the future results of the operations of the combined entities.

	2010	2009
(In thousands of Canadian dollars)	$	$

Pro forma gross revenue	1,210,348	1,321,971
Pro forma net revenue	976,212	1,075,176
Pro forma net income	71,982	41,427
Basic pro forma earnings per share	1.58	0.91
Diluted pro forma earnings per share	1.57	0.90

iii) Fair value of non-financial assets and liabilities

The requirements for fair value disclosures for financial assets and liabilities are the same under Canadian and US GAAP. These disclosures are discussed in note 9.

The following table presents the Company’s fair value hierarchy for non-financial assets and liabilities measured at fair value on a non-recurring basis as of September 30, 2010, and December 31, 2009.

		Quoted Prices in
		Active Markets for	Significant Other	Significant
	Carrying Amount	Identical Items	Observable Inputs	Unobservable
	of Asset/Liability	(Level 1)	(Level 2)	Inputs (Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Goodwill
December 31, 2009	468,814	-	-	468,814
September 30, 2010	520,530	-	-	520,530

Intangibles
December 31, 2009	64,155	-	-	64,155
September 30, 2010	72,701	-	-	72,701

Goodwill is evaluated for impairment annually or when events or circumstances occur that are more likely than not to reduce the fair value of a reporting unit below its carrying value. An impairment charge of $35,000,000 was recorded in the third quarter of 2009. For further details on goodwill, see note 3.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Intangible assets are evaluated for impairment annually or when events or circumstances occur that are more likely than not to reduce their fair value below their carrying value. An impairment charge of $1,800,000 was recorded in the second quarter of 2010. For further details on intangible assets, see note 3.

iv) Derivative financial instruments

The following table presents the fair values of derivative instruments in the Company's consolidated balance sheet as at December 31, 2009. There were no derivative instruments at September 30, 2010.

	Fair Values of Liability Derivative Instruments
(In thousands of Canadian dollars)	as at December 31, 2009

	Balance Sheet	Fair Value
	Location	$
Derivative designated as cash flow hedge
Interest rate swap	Other liabilities	2,157

Derivatives not designated as hedging instruments
Foreign currency forward contracts	Other liabilities	270

The following table presents the effect of derivative instruments on other comprehensive income (OCI) for the three quarters ended September 30, 2010, and September 30, 2009. No amount of gains or losses relating to derivative instruments were reclassified from accumulated other comprehensive income to income in 2009 and 2010.

(In thousands of Canadian dollars)

(Gain) Loss Recognized in OCI on Derivative
(Effective Portion) $
Derivative designated as cash flow hedge

Interest rate swap (net of tax) – September 30, 2009	(898)
Interest rate swap (net of tax) – September 30, 2010	(469)

	(Gain) Loss Recognized in Income on Derivatives

	Location	$
Derivatives not designated as hedging instruments

Foreign currency forward contracts – September 30, 2009	Foreign exchange (gains) losses	(7,787)
Foreign currency forward contracts – September 30, 2010	Foreign exchange (gains) losses	(2,098)

b) Recently adopted accounting pronouncements

Effective February 2010, the Company adopted FASB Accounting Standards Update (ASU) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09). This ASU requires an entity that is an SEC filer to evaluate subsequent events through the date that its financial statements are issued and eliminates the requirement to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance. The prospective adoption of this standard has had no effect on the Company’s financial position or results of operations other than eliminating the disclosure of the date through which subsequent events have been evaluated.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Effective January 1, 2010, the Company adopted the FASB ASU No. 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17), which codifies FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” This ASU represents a revision to former FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities,” and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on the other entity’s purpose and design and the reporting entity’s ability to direct those activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires additional disclosures about a reporting entity’s involvement in variable interest entities. The prospective adoption of this standard has had no material effect on the Company’s financial position or results of operations.

Effective January 1, 2010, the Company adopted FASB ASU No. 2010-05, “Compensation—Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation” (ASU 2010-05). This ASU codifies Emergency Issue Task Force Topic D-110, “Escrowed Share Arrangements and the Presumption of Compensation.” ASU 2010-05 states that when evaluating whether a presumption of compensation has been overcome, an entity should consider the substance of the arrangement, including whether it was entered into for purposes unrelated to, and not contingent upon, continued employment. The prospective adoption of this standard has had no material effect on the Company’s financial position or results of operations.

c) Recent accounting pronouncements

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This ASU requires new disclosures for transfers in and out of levels 1 and 2 of fair value measurement categories and a description of the reasons for the transfers. This requirement was effective for the Company in the 2010 fiscal year, and its adoption did not have an impact on the Company's financial position or results of operations. ASU 2010-06 also requires a separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (level 3). This requirement is effective for the Company in the 2011 fiscal year. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's consolidated financial statements with the exception of additional disclosures.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in W hich the Underlying Equity Security Trades—A consensus of the FASB Emerging Issues Task Force” (ASU 2010-13). ASU 2010-13 clarifies that equity share options granted to an employee of an entity’s foreign operations that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be classified as liabilities if they otherwise qualify as equity. The amendments in the proposed ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments would be applied by recording a cumulative effect adjustment to the opening balance of retained earnings. Early adoption is permitted. The Company grants share options to US employees with a fixed exercise price denominated in Canadian dollars. The Company is currently considering the impact of adopting ASU 2010-13 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

17. Subsequent Events

On October 8, 2010, the Company acquired the net assets and business of Street Smarts, Inc. and Data Smarts, LLC for cash consideration and notes payable. These firms, based in Duluth, Georgia, provide service to both the public and private sectors in transportation planning, traffic engineering, roadway design, surveying and geomatics, subsurface utility engineering, and land development.

Subsequent events have been evaluated through to the date the consolidated financial statements were issued.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

18. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

SEPTEMBER 30, 2010
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial
Bank of Commerce

Securities
Exchange Listing
Stantec shares are
listed on the Toronto
Stock Exchange and
New York Stock
Exchange under
the symbol STN.

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
 ir@stantec.com